UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter Healthcare of Puerto Rico Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(224) 948-2000

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Index

December 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

  the Baxter Healthcare of Puerto Rico Savings and Investment Plan

Deerfield, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the "Plan") as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Baxter Healthcare of Puerto Rico Savings and Investment Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2010.

Oak Brook, Illinois

June 28, 2019

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017 (in thousands)

	2018	2017
Assets
Investments
Cash and cash equivalents	$562	$3,003
Common stock (including securities on loan of zero in 2018 and $3 in 2017)	11,934	14,391
U.S. government and government agency issues (including securities on loan of $186 in 2018 and $69 in 2017)	536	466
Corporate and other obligations (including securities on loan of $8 in 2018 and $27 in 2017)	269	289
Common-collective trusts	25,899	29,913
Collateral held on loaned securities	198	101
Total investments at fair value	39,398	48,163
Synthetic guaranteed investment contracts at contract value	19,572	21,357
Total investments	58,970	69,520
Receivables
Sponsor contribution	1,206	1,120
Note receivables from participants	3,166	4,098
Accrued interest and dividends	52	35
Due from brokers for securities sold	1	78
Total receivables	4,425	5,331
Total assets	63,395	74,851
Liabilities
Accounts payable	171	766
Due to brokers for securities purchased	43	127
Collateral to be paid on loaned securities	198	101
Total liabilities	412	994
Net assets available for benefits	$62,983	$73,857

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2018 (in thousands)

2018
Additions to net assets attributed to
Investment loss
Net depreciation in fair value of investments	$(1,313)
Interest	606
Dividends	139
Net investment loss	(568)
Participant loan interest	173
Contributions
Sponsor	3,098
Participant	4,695
Total contributions	7,793
Net additions	7,398
Deductions from net assets attributed to
Benefits paid	18,272
Total deductions	18,272
Net decrease	(10,874)
Net assets available for benefits
Beginning of year	73,857
End of year	$62,983

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.	General Description of the Plan

The following description of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document and summary plan description for more complete information.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan which became effective on January 1, 1998.  The Plan was created for the purpose of providing retirement benefits to Puerto Rico employees of Baxter Healthcare S.A. (the Sponsor or the Company), a subsidiary of Baxter International Inc. (Baxter) and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of both the Puerto Rico and the United States Internal Revenue Codes.  Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation, limited to a maximum of $15,000 a year in both 2018 and 2017. Participants who have attained the age of 50 by the end of the year may contribute up to an additional $1,500 per year in “catch-up” contributions.  Newly hired employees are deemed to have elected to contribute 6% of compensation (increased 1% per year to a total of 10%) unless they make a contrary election.  The Company matches a participant’s savings contributions at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, up to a maximum of 6% of a participant’s compensation, so that the maximum matching contribution for participants who contribute at least 6% of their compensation is 3% of compensation.  The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s Puerto Rico defined benefit pension plan, which includes all new employees hired on or after January 1, 2008.  Participants are immediately vested in their elective contributions plus actual earnings thereon.  Vesting in the Company’s matching and non-matching contributions plus actual earnings thereon is based on years of service.  The matching contributions vest in accordance with the following vesting schedule:

Years of Service	Vesting %
1	20%
2	40%
3	60%
4	80%
5 or more	100%

The additional non-matching contributions become fully vested after three years of service.  Employees are fully vested in the Company’s matching contributions and non-matching account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company.  Forfeitures of nonvested accounts are used to reduce future Company contributions.

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments.  Shares of Baxter common stock may also be distributed in kind at the participant’s election.  Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions (but not the earnings on the contributions) in cases of financial hardship.  In the case of a participant termination by reason of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

The net income of the Plan is posted to the participants’ accounts on a daily basis.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Upon enrollment in the Plan, a participant may direct contributions into any of 17 investment options: Stable Income Fund, Baxter Common Stock Fund, State Street S&P 500 Index Non-Lending Series Fund, State Street International Index Non-Lending Series Fund, State Street Russell Small Cap Index Non-Lending Series Fund, Northern Trust Domestic Mid Cap Fund, State Street Global Advisors Emerging Markets Fund (SSgA Emerging Markets Fund) and ten different Target Date Retirement Funds.  However, non-matching contributions may not be invested in the Baxter Common Stock Fund. Effective January 1, 2018, participant balances in the Baxter Common Stock Fund were limited to no more than 25 percent of the participant’s total Plan account balance, subject to certain grandfathering exceptions for those participants whose balance exceeded 25 percent as of the effective date. In addition, effective January 1, 2018, the Plan eliminated the Edwards Lifesciences Common Stock Fund and the Shire Stock Fund (collectively the “Funds”). Actual common shares held in these Funds were liquidated as of December 31, 2017 and the balances in these Funds as of that date consisted of cash balances only. The cash balances invested in these Funds were automatically transferred in early January 2018 and were reinvested in the Plan’s qualified default investment alternative.  Starting in 2013, participants are no longer able to make contributions to the Composite Fund and General Equity Fund, but may make transfers out of these funds at any time.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.  Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Valuation of Investments and Collateral

The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents

These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Common-collective trust

Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices.  Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 6 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments.  Purchases and sales of investments are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments.  This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Fully Benefit-responsive Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund.  The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica, Prudential and MetLife. The portfolio of assets underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, and corporate and other obligations.

These Plan investments are presented at contract value on the Statements of Net Assets Available for Benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses.  The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value.  There are currently no reserves against contract values for credit risk of the contract issuers or any other risk.

Events that lead to market value withdrawals that exceed 15 percent of the contract value of the GIC’s of Prudential and Transamerica or 10 percent of the contract value of the GIC of MetLife would limit the ability of the Plan to transact at contract value with participants.  These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes.  The Plan Sponsor believes that the occurrence of any such event is remote.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract.  If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Notes Receivables from Participants

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Payment of Benefits and Fees

Benefits are recorded when paid.  Loan origination fees associated with notes receivable from participants, the Plan’s record keeping and trustee fees, and certain legal and communication expenses are paid by the Plan and are reflected in the financial statements as Plan expenses.  Investment management fees are

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.  All other expenses of the Plan are paid by Baxter or one of its subsidiaries.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements.  Changes in such estimates may affect amounts reported in future periods.

Other

Due from brokers for securities sold represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, common-collective trusts, synthetic guaranteed investment contracts and short-term investments.  Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.  Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments in U.S. government and government agency issues and corporate and other obligations underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans (corporate and other obligations).  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment.  Eligible employees are those who meet the following requirements:

A.	Puerto Rico employees of the Company’s Puerto Rico Branch, or the Company, a Baxter subsidiary;
B.	Puerto Rico employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and
C.	Puerto Rico employees who are not leased employees.

4.	Administration of the Plan

Banco Popular de Puerto Rico (the Trustee) and State Street Bank and Trust Company (the Custodian) serve as trustee and custodian, respectively, for the Plan.  Voya Financial serves as recordkeeper for the Plan.

The Administrative Committee (the Administrator) administers the Plan.  Members of the Administrative Committee are appointed by the Compensation Committee of the Board of Directors of Baxter and are employees of Baxter.  The Investment Committee has authority, responsibility and control over the management of the assets of the Plan.  Members of the Investment Committee are appointed by the Board of Directors of Baxter and are employees of Baxter.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value of Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;
•

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables summarize the Plan’s financial instruments and liabilities that are measured at fair value on a recurring basis.

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Cash and cash equivalents	$562	$—	562
Common stock	11,934	11,934	—
U.S. government and government agency issues	536	—	536
Corporate and other obligations	269	—	269
Common-collective trusts (A)	25,899	—	—
Collateral held on loaned securities	198	—	198
Total assets	$39,398	$11,934	$1,565
Liability
Collateral to be paid on loaned securities	$198	$—	$198

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Cash and cash equivalents	$3,003	$—	$3,003
Common stock	14,391	14,391	—
U.S. government and government agency issues	466	—	466
Corporate and other obligations	289	—	289
Common-collective trusts (A)	29,913	—	—
Collateral held on loaned securities	101	—	101
Total assets	$48,163	$14,391	$3,859
Liability
Collateral to be paid on loaned securities	$101	$—	$101

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

(A)

The common-collective trusts, which are measured at fair value using the net asset per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the above tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the statements of net assets available for benefits. This category includes index funds and target date retirement funds for which the underlying investments may vary. These funds provide for daily redemptions by the Plan at reported net asset values per share and there are currently no redemption restrictions or unfunded commitments on these investments.

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral.  These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Securities Lending Transactions

The Plan participates in a securities lending program with the Custodian.  The program allows the Custodian to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Custodian requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned.  The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral.  However, the Borrowers bear the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral.  In the event of default by any of the Borrowers, the Custodian shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, to the extent that such replacement securities are available on the open market and if to the extent that such proceeds are insufficient or the collateral is unavailable, the purchase of replacement securities shall be made at Trustee expense or, if replacement securities are not able to be purchased, the Custodian shall credit the Plan for the market value of the unreturned securities.  In each case, the Custodian would apply the proceeds from the collateral for such a loan to make the Plan whole.

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2018 and 2017, the Plan had securities on loan with a fair market value of $194 thousand and $99 thousand, respectively, with cash collateral received of $198 thousand and $101 thousand, respectively, which was invested in the State Street Quality D Short-Term Investment Fund.  Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities as of both December 31, 2018 and 2017, and the net asset value of this fund was approximately $1.00 per unit. As of December 31, 2018 and 2017, the cash collateral received is reflected at its fair value of $198 thousand and $101 thousand in the Statements of Net Assets Available for Benefits.

Non-cash collateral of $36 thousand and $34 thousand received for securities on loan at December 31, 2018 and 2017, respectively, consisted of U.S. government and government agency issues, equity securities, and corporate and other obligations held by the Custodian on behalf of the Plan.  Non-cash collateral is not included with the collateral balance on the Statements of Net Assets Available for Benefits because it may not be sold or repledged.  A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Custodian in its capacity as a security agent.  Securities lending income allocated to the Plan amounted to $360 and $395 for 2018 and 2017, respectively.  Securities lending income is classified as interest income in the Statement of Changes in Net Assets Available for Benefits.

7.      Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event the Plan terminates, the interest of each participating employee in the Plan shall

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8.	Tax Status of the Plan

As of August 13, 2012, the Puerto Rico Treasury Department has determined and informed the Plan Sponsor that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes.  The Plan Sponsor has also obtained an updated favorable determination letter dated April 5, 2017, from the Internal Revenue Service (IRS) stating that the Plan is in compliance with IRS regulations. The Plan has been amended since receiving this letter, however, the Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

9.	Parties-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. At December 31, 2018 and 2017, the Plan held participation units in common-collective trusts and short-term investment funds of State Street Bank and Trust Company, the Plan Custodian; shares of common stock of Baxter, the Plan Sponsor; loans with participants; shares of common stock and units of common-collective trusts managed by Northern Trust Corporation and Vanguard, investment managers for the Plan; and bonds, individual separate accounts or interest rate wrapper contracts of Prudential, Transamerica, and Metlife, issuers of the Plan’s fully benefit-responsive contracts.  At December 31, 2018 and 2017, the Plan held 134,758 and 169,555 shares of common stock of Baxter, valued at $8,869,755 and $10,960,019, respectively. Approximately $105 thousand and $100 thousand of dividend income was received in 2018 and 2017, respectively, related to shares of Baxter common stock held by the Plan. Additionally, at December 31, 2018 and 2017, the Plan held notes receivable from participants of $3,166,251  and $4,098,001, respectively. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

Supplemental Schedule

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Cash & Cash Equivalents:
	CAD Dollar	Cash	-	$57
	US Dollar	Cash	-	(1,032)
*	State Street Bank & Trust Co	Short-term Investment Fund	-	590
*	State Street Bank & Trust Co	Short-term Investment Fund	-	642
*	State Street Bank & Trust Co	Short-term Investment Fund	-	2,809
*	State Street Bank & Trust Co	Short-term Investment Fund	-	442,754
*	State Street Bank & Trust Co	Short-term Investment Fund	-	39,674
*	State Street Bank & Trust Co	Short-term Investment Fund	-	9,770
*	State Street Bank & Trust Co	Short-term Investment Fund	-	409
*	State Street Bank & Trust Co	Short-term Investment Fund	-	19,466
*	State Street Bank & Trust Co	Short-term Investment Fund	-	30
*	State Street Bank & Trust Co	Short-term Investment Fund	-	33,718
*	State Street Bank & Trust Co	Short-term Investment Fund	-	1,587
*	State Street Bank & Trust Co	Short-term Investment Fund	-	7,427
	Treasury Bill	0.01% 28 Feb 2019	-	3,998
	Cash & Cash Equivalents		-	561,899
	Common Stock:
	Activision Blizzard Inc Common Stock	Common Stock	-	30,864
	Adobe Inc Common Stock	Common Stock	-	93,120
	Alexion Pharmaceuticals Inc Common Stock	Common Stock	-	848
	Alexion Pharmaceuticals Inc Common Stock	Common Stock	-	36,085
	Alibaba Group Holding Sp Adr Adr	Common Stock	-	92,617
	Allergan Plc Common Stock	Common Stock	-	1,254
	Alphabet Inc Cl A Common Stock	Common Stock	-	1,120
	Alphabet Inc Cl A Common Stock	Common Stock	-	84,945
	Alphabet Inc Cl C Common Stock	Common Stock	-	85,060
	Amazon.Com Inc Common Stock	Common Stock	-	174,227
	American International Group Common Stock	Common Stock	-	1,611
	American Tower Corp Reit	Common Stock	-	15,236
	Antero Resources Corp Common Stock	Common Stock	-	730
	Aon Plc Common Stock	Common Stock	-	1,461
	Apple Inc Common Stock	Common Stock	-	121,848
	Applied Materials Inc Common Stock	Common Stock	-	1,097
	Astrazeneca Plc Spons	Common Stock	-	66,243
	Bank Of America Corp Common Stock	Common Stock	-	1,651
*	Baxter International Inc Common Stock	Common Stock	-	8,869,755
	Berkshire Hathaway Inc Cl B Common Stock	Common Stock	-	1,915
	Biomarin Pharmaceutical Inc Common Stock	Common Stock	-	34,934
	Boeing Co/The Common Stock	Common Stock	-	94,043
	Booking Holdings Inc Common Stock	Common Stock	-	15,050
	Bristol Myers Squibb Co Common Stock	Common Stock	-	31,135
	Broadcom Inc Common Stock	Common Stock	-	43,505
	Capital One Financial Corp Common Stock	Common Stock	-	1,418
	Cbs Corp Class B Non Voting Common Stock	Common Stock	-	1,172
	Celgene Corp Common Stock	Common Stock	-	14,241
	Chipotle Mexican Grill Inc Common Stock	Common Stock	-	22,110
	Chubb Ltd Common Stock	Common Stock	-	1,471
	Citigroup Inc Common Stock	Common Stock	-	1,605
	Comcast Corp Class A Common Stock	Common Stock	-	1,688
	Costco Wholesale Corp Common Stock	Common Stock	-	61,412
	Crown Castle Intl Corp Reit	Common Stock	-	24,206
	Delta Air Lines Inc Common Stock	Common Stock	-	1,404
	Eaton Corp Plc Common Stock	Common Stock	-	1,426
	Edwards Lifesciences Corp Common Stock	Common Stock	-	19,660
	Eog Resources Inc Common Stock	Common Stock	-	13,745
	Eqt Corp Common Stock	Common Stock	-	987
	Equitrans Midstream Corp Common Stock	Common Stock	-	909
	Estee Lauder Companies Cl A Common Stock	Common Stock	-	47,110
	Exelon Corp Common Stock	Common Stock	-	1,118
	Facebook Inc Class A Common Stock	Common Stock	-	88,562
	Farfetch Ltd Class A Common Stock	Common Stock	-	5,800

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

	First Data Corp Class A Common Stock	Common Stock	-	1,405
	Fluor Corp Common Stock	Common Stock	-	885
	Goldman Sachs Group Inc Common Stock	Common Stock	-	27,752
	Goodyear Tire + Rubber Co Common Stock	Common Stock	-	1,203
	Home Depot Inc Common Stock	Common Stock	-	54,870
	Idexx Laboratories Inc Common Stock	Common Stock	-	8,029
	Illumina Inc Common Stock	Common Stock	-	58,610
	Intuitive Surgical Inc Common Stock	Common Stock	-	30,935
	Jpmorgan Chase + Co Common Stock	Common Stock	-	49,441
	Kering Unsponsored	Common Stock	-	38,217
	Lennar Corp A Common Stock	Common Stock	-	866
	Lululemon Athletica Inc Common Stock	Common Stock	-	15,674
	Marriott International Cl A Common Stock	Common Stock	-	48,348
	Marsh + Mclennan Cos Common Stock	Common Stock	-	1,176
	Mastercard Inc A Common Stock	Common Stock	-	121,243
	Mcdonald S Corp Common Stock	Common Stock	-	39,916
	Merck + Co. Inc. Common Stock	Common Stock	-	2,202
	Merck + Co. Inc. Common Stock	Common Stock	-	40,184
	Microsoft Corp Common Stock	Common Stock	-	1,157
	Microsoft Corp Common Stock	Common Stock	-	157,685
	Mondelez International Inc A Common Stock	Common Stock	-	1,153
	Netflix Inc Common Stock	Common Stock	-	115,531
	Nike Inc Cl B Common Stock	Common Stock	-	48,519
	Nvent Electric Plc Common Stock	Common Stock	-	1,114
	Nvidia Corp Common Stock	Common Stock	-	42,931
	Nxp Semiconductors Nv Common Stock	Common Stock	-	982
	Paypal Holdings Inc Common Stock	Common Stock	-	41,867
	Pfizer Inc Common Stock	Common Stock	-	1,462
	Red Hat Inc Common Stock	Common Stock	-	39,141
	S+P Global Inc Common Stock	Common Stock	-	40,567
	Sabre Corp Common Stock	Common Stock	-	1,769
	Safran Sa Unspon	Common Stock	-	31,288
	Salesforce.Com Inc Common Stock	Common Stock	-	113,495
	Schlumberger Ltd Common Stock	Common Stock	-	895
	Servicenow Inc Common Stock	Common Stock	-	19,690
	Splunk Inc Common Stock	Common Stock	-	35,182
	Square Inc A Common Stock	Common Stock	-	17,705
	Tencent Holdings Ltd Uns	Common Stock	-	99,603
	Tesla Inc Common Stock	Common Stock	-	82,030
	Thermo Fisher Scientific Inc Common Stock	Common Stock	-	1,200
	Total Sa Spon	Common Stock	-	1,224
	Union Pacific Corp Common Stock	Common Stock	-	30,532
	Unitedhealth Group Inc Common Stock	Common Stock	-	46,138
	Vertex Pharmaceuticals Inc Common Stock	Common Stock	-	44,165
	Visa Inc Class A Shares Common Stock	Common Stock	-	108,386
	Vodafone Group Plc Sp	Common Stock	-	930
	Walmart Inc Common Stock	Common Stock	-	1,436
	Workday Inc Class A Common Stock	Common Stock	-	54,976
	Common Stock		-	11,934,107
**	U.S. Government and Government Agency Issues:
	Fed Hm Ln Pc Pool C48827 Fg	6% 1 Mar 2031	-	10
	Fed Hm Ln Pc Pool G12334 Fg	5% 1 Sep 2021	-	131
	Fed Hm Ln Pc Pool Q29797 Fg	3.5% 1 Nov 2044	-	897
	Fed Hm Ln Pc Pool Q39583 Fg	4.5% 1 Mar 2046	-	270
	Fed Hm Ln Pc Pool Q45166 Fg	3.5% 1 Dec 2046	-	6,152
	Fed Hm Ln Pc Pool Q46343 Fg	4% 1 Feb 2047	-	6,700
	Fed Hm Ln Pc Pool Q46522 Fg	3.5% 1 Mar 2047	-	424
	Fed Hm Ln Pc Pool Q47881 Fg	4% 1 May 2047	-	317
	Fed Hm Ln Pc Pool Q48185 Fg	4% 1 May 2047	-	933
	Fed Hm Ln Pc Pool Q48734 Fg	4% 1 Jun 2047	-	1,089
	Fed Hm Ln Pc Pool Q48748 Fg	4% 1 Jun 2047	-	843
	Fed Hm Ln Pc Pool Q50232 Fg	3.5% 1 Aug 2047	-	653
	Fed Hm Ln Pc Pool Q50240 Fg	4.5% 1 Aug 2047	-	517

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

Fed Hm Ln Pc Pool Q51179 Fg	3.5% 1 Oct 2047	-	1,491
Fed Hm Ln Pc Pool Q51803 Fg	3.5% 1 Nov 2047	-	721
Fed Hm Ln Pc Pool Q52122 Fg	3.5% 1 Nov 2047	-	705
Fed Hm Ln Pc Pool Q52872 Fg	3.5% 1 Dec 2047	-	852
Fed Hm Ln Pc Pool Q53695 Fg	3.5% 1 Jan 2048	-	4,691
Fed Hm Ln Pc Pool Q54625 Fg	4.5% 1 Mar 2048	-	1,544
Fed Hm Ln Pc Pool Q55879 Fg	4.5% 1 May 2048	-	1,598
Fed Hm Ln Pc Pool Q56813 Fg	4.5% 1 Jun 2048	-	976
Fed Hm Ln Pc Pool Q58016 Fg	4.5% 1 Aug 2048	-	1,677
Fed Hm Ln Pc Pool V84664 Fg	4.5% 1 Sep 2048	-	2,004
Fnma Pool 256398 Fn	6% 1 Sep 2021	-	38
Fnma Pool 725690 Fn	6% 1 Aug 2034	-	504
Fnma Pool 748115 Fn	6% 1 Oct 2033	-	159
Fnma Pool 815316 Fn	5.5% 1 May 2035	-	933
Fnma Pool 885504 Fn	6% 1 Jun 2021	-	40
Fnma Pool 902793 Fn	6.5% 1 Nov 2036	-	250
Fnma Pool Ah4008 Fn	4% 1 Mar 2041	-	2,446
Fnma Pool An7247 Fn	2.95% 1 Nov 2027	-	456
Fnma Pool An7384 Fn	2.88% 1 Dec 2027	-	387
Fnma Pool An7560 Fn	2.9% 1 Dec 2027	-	710
Fnma Pool Ap6604 Fn	3% 1 Sep 2042	-	5,941
Fnma Pool Aq9715 Fn	3% 1 Jan 2043	-	771
Fnma Pool As3867 Fn	4% 1 Nov 2044	-	3,399
Fnma Pool As6582 Fn	3.5% 1 Feb 2046	-	717
Fnma Pool As7409 Fn	4.5% 1 Jun 2046	-	1,362
Fnma Pool As7580 Fn	3% 1 Jul 2046	-	635
Fnma Pool As7611 Fn	2.5% 1 Jul 2046	-	713
Fnma Pool As7660 Fn	2.5% 1 Aug 2046	-	1,332
Fnma Pool As8073 Fn	2.5% 1 Oct 2046	-	1,102
Fnma Pool As8269 Fn	3% 1 Nov 2046	-	7,857
Fnma Pool As9949 Fn	3.5% 1 Apr 2046	-	1,891
Fnma Pool Au4359 Fn	4.5% 1 Sep 2043	-	1,433
Fnma Pool Aw0206 Fn	4.5% 1 Feb 2044	-	799
Fnma Pool Ax5231 Fn	4.5% 1 Nov 2044	-	421
Fnma Pool Ay6582 Fn	3.5% 1 Feb 2045	-	897
Fnma Pool Bc1170 Fn	4.5% 1 Jun 2046	-	493
Fnma Pool Bc3473 Fn	3.5% 1 Jan 2046	-	595
Fnma Pool Bc7230 Fn	3.5% 1 Apr 2046	-	563
Fnma Pool Bd1410 Fn	3.5% 1 Jun 2046	-	560
Fnma Pool Bd2217 Fn	4.5% 1 Jul 2046	-	193
Fnma Pool Bd3032 Fn	3.5% 1 Sep 2046	-	512
Fnma Pool Bd6459 Fn	3.5% 1 Sep 2046	-	824
Fnma Pool Bd8318 Fn	3.5% 1 Dec 2046	-	749
Fnma Pool Bd9324 Fn	3.5% 1 Oct 2046	-	371
Fnma Pool Bd9442 Fn	3.5% 1 Nov 2046	-	463
Fnma Pool Be0215 Fn	3.5% 1 Jan 2047	-	450
Fnma Pool Be1670 Fn	4% 1 Oct 2046	-	698
Fnma Pool Be4442 Fn	3% 1 Nov 2046	-	414
Fnma Pool Be4446 Fn	3.5% 1 Nov 2046	-	561
Fnma Pool Be6469 Fn	3% 1 Dec 2046	-	898
Fnma Pool Be7912 Fn	3% 1 Feb 2047	-	841
Fnma Pool Be8213 Fn	3.5% 1 Apr 2047	-	1,235
Fnma Pool Be9612 Fn	3.5% 1 Jun 2047	-	516
Fnma Pool Bf0090 Fn	3.5% 1 May 2056	-	2,680
Fnma Pool Bf0093 Fn	3.5% 1 May 2056	-	840
Fnma Pool Bf0106 Fn	3.5% 1 Jun 2056	-	4,108
Fnma Pool Bf0168 Fn	3.5% 1 Feb 2057	-	6,513
Fnma Pool Bf0175 Fn	2.5% 1 Jan 2057	-	1,918
Fnma Pool Bf0189 Fn	3% 1 Jun 2057	-	789
Fnma Pool Bf0217 Fn	3% 1 Sep 2057	-	2,251
Fnma Pool Bf0218 Fn	3.5% 1 Sep 2057	-	1,764
Fnma Pool Bf0219 Fn	3.5% 1 Sep 2057	-	2,833
Fnma Pool Bf0226 Fn	3.5% 1 Jan 2058	-	2,961

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

Fnma Pool Bf0249 Fn	3.5% 1 Jan 2058	-	6,833
Fnma Pool Bh0156 Fn	3.5% 1 Mar 2047	-	860
Fnma Pool Bh4266 Fn	4% 1 Jun 2047	-	1,300
Fnma Pool Bh5863 Fn	4.5% 1 May 2047	-	1,087
Fnma Pool Bh6738 Fn	3.5% 1 Aug 2047	-	670
Fnma Pool Bh7892 Fn	4% 1 Nov 2047	-	502
Fnma Pool Bh9314 Fn	3.5% 1 Sep 2047	-	619
Fnma Pool Bj0428 Fn	4% 1 Oct 2047	-	544
Fnma Pool Bj0466 Fn	4% 1 Nov 2047	-	904
Fnma Pool Bj1908 Fn	3.5% 1 Nov 2047	-	693
Fnma Pool Bk0016 Fn	4.5% 1 Mar 2048	-	1,388
Fnma Pool Bk6898 Fn	4% 1 Jul 2048	-	952
Fnma Pool Bk6899 Fn	4.5% 1 Jul 2048	-	409
Fnma Pool Bk6904 Fn	4.5% 1 Aug 2048	-	341
Fnma Pool Bk8865 Fn	4.5% 1 Sep 2048	-	1,180
Fnma Pool Bn0841 Fn	4% 1 Oct 2048	-	1,635
Fnma Pool Ma0734 Fn	4.5% 1 May 2031	-	1,265
Fnma Pool Ma2705 Fn	3% 1 Aug 2046	-	586
Fnma Pool Ma2737 Fn	3% 1 Sep 2046	-	1,245
Fnma Pool Ma2781 Fn	2.5% 1 Oct 2046	-	11,773
Fnma Pool Ma2806 Fn	3% 1 Nov 2046	-	4,592
Fnma Pool Ma2854 Fn	2.5% 1 Dec 2046	-	1,927
Fnma Pool Ma3351 Fn	3% 1 Apr 2048	-	1,970
Fnma Tba 30 Yr 3 Single Family Mortgage	3% 14 Jan 2049	-	3,239
Fnma Tba 30 Yr 4 Single Family Mortgage	4% 14 Jan 2049	-	10,601
Fnma Tba 30 Yr 4.5 Single Family Mortgage	4.5% 14 Jan 2049	-	24,159
Fnma Tba 30 Yr 5 Single Family Mortgage	5% 14 Jan 2049	-	4,885
Freddie Mac Notes	6.25% 15 Jul 2032	-	716
Gnma Ii Pool 710082 G2	4.7% 20 Jul 2061	-	2
Gnma Ii Pool 710089 G2	4.7% 20 Oct 2061	-	54
Gnma Ii Pool 751415 G2	4.445% 20 Aug 2061	-	65
Gnma Ii Pool 756731 G2	4.695% 20 Mar 2062	-	85
Gnma Ii Pool 766519 G2	4.643% 20 May 2062	-	172
Gnma Ii Pool 766522 G2	4.493% 20 Nov 2062	-	428
Gnma Ii Pool 766544 G2	4.499% 20 Dec 2062	-	423
Gnma Ii Pool 766549 G2	4.621% 20 Jul 2062	-	545
Gnma Ii Pool 767659 G2	4.632% 20 Sep 2063	-	1,566
Gnma Ii Pool 771800 G2	4.627% 20 Jan 2064	-	713
Gnma Ii Pool 798510 G2	4.651% 20 Jan 2064	-	1,463
Gnma Ii Pool Aa1698 G2	4.321% 20 Feb 2063	-	892
Gnma Ii Pool Aa7548 G2	4.629% 20 Apr 2064	-	2,560
Gnma Ii Pool Ab8466 G2	4.21% 20 Sep 2063	-	3,168
Gnma Ii Pool Ac0988 G2	4.382% 20 Jul 2063	-	402
Gnma Ii Pool Ac9906 G2	4.299% 20 May 2063	-	342
Gnma Ii Pool Ac9910 G2	4.486% 20 Jul 2063	-	445
Gnma Ii Pool Ah1430 G2	4.561% 20 Apr 2065	-	860
Gnma Ii Pool An4723 G2	4.432% 20 May 2065	-	2,137
Mex Bonos Desarr Fix Rt Bonds	5.75% 5 Mar 2026	-	9,082
Oman Gov Interntl Bond Sr Unsecured 144A	3.875% 8 Mar 2022	-	2,502
Republica Orient Uruguay Sr Unsecured 144A	8.5% 15 Mar 2028	-	1,560
Republica Orient Uruguay Sr Unsecured 144A	9.875% 20 Jun 2022	-	788
Saudi International Bond Sr Unsecured 144A	3.25% 26 Oct 2026	-	3,571
Tenn Valley Authority Sr Unsecured	4.875% 15 Jan 2048	-	1,397
Tenn Valley Authority Sr Unsecured	5.25% 15 Sep 2039	-	1,930
Tenn Valley Authority Sr Unsecured	4.625% 15 Sep 2060	-	894
Tenn Valley Authority Sr Unsecured	4.25% 15 Sep 2065	-	3,202
Treasury Bill	0.01% 17 Jan 2019	-	8,452
Treasury Bill	0.01% 28 Feb 2019	-	95,882
Treasury Bill	0.01% 14 Mar 2019	-	13,388
Treasury Bill	0.01% 25 Apr 2019	-	37,867
Tsy Infl Ix N/B	0.25% 15 Jan 2025	-	3,014
Tsy Infl Ix N/B	0.75% 15 Feb 2045	-	20,584
Tsy Infl Ix N/B	1% 15 Feb 2046	-	20,336

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

	Tsy Infl Ix N/B	0.875% 15 Feb 2047	-	7,989
	Tsy Infl Ix N/B	0.125% 15 Jul 2024	-	15,944
	US Treasury N/B	3.125% 15 May 2048	-	7,647
	US Treasury N/B	1% 30 Jun 2019	-	15,301
	US Treasury N/B	2.875% 15 Aug 2028	-	9,458
	US Treasury N/B	1.375% 31 Oct 2020	-	591
	US Treasury N/B	2.875% 30 Nov 2025	-	546
	US Treasury N/B	3.125% 15 Nov 2028	-	5,491
	US Treasury N/B	3.75% 15 Nov 2043	-	3,633
	US Treasury N/B	3.375% 15 Nov 2048	-	6,950
	US Treasury N/B	1.875% 31 Dec 2019	-	3,126
	US Treasury N/B	2.625% 31 Dec 2023	-	10,171
	US Treasury N/B	2.625% 31 Dec 2025	-	13,029
	U.S. Government and Government Agency Issues		-	535,503
**	Corporate and Other Obligations:
	Acwa Power Mgmt Invst Sr Secured 144A	5.95% 15 Dec 2039	-	2,518
	Ally Financial Inc Sr Unsecured	3.75% 18 Nov 2019	-	1,802
	Amazon.Com Inc Sr Unsecured	4.25% 22 Aug 2057	-	2,995
	Americredit Automobile Receiva Amcar 2015 4 B	2.11% 8 Jan 2021	-	847
	Americredit Automobile Receiva Amcar 2015 4 C	2.88% 8 Jul 2021	-	869
	Americredit Automobile Receiva Amcar 2016 2 A3	1.6% 9 Nov 2020	-	34
	Americredit Automobile Receiva Amcar 2016 2 B	2.21% 10 May 2021	-	200
	Americredit Automobile Receiva Amcar 2017 1 A3	1.87% 18 Aug 2021	-	416
	Americredit Automobile Receiva Amcar 2017 2 A3	1.98% 20 Dec 2021	-	332
	Amerigas P	5.5% 20 May 2025	-	184
	At+T Inc Sr Unsecured	5.25% 1 Mar 2037	-	987
	At+T Inc Sr Unsecured	5.45% 1 Mar 2047	-	1,178
	At+T Inc Sr Unsecured	4.5% 9 Mar 2048	-	654
	At+T Inc Sr Unsecured	5.7% 1 Mar 2057	-	1,187
	At+T Inc Sr Unsecured	4.75% 15 May 2046	-	178
	At+T Inc Sr Unsecured	4.35% 15 Jun 2045	-	57
	Avis Budget Rental Car Funding Aesop 2016 1A A 144A	2.99% 20 Jun 2022	-	1,465
	Avis Budget Rental Car Funding Aesop 2017 1A A 144A	3.07% 20 Sep 2023	-	1,993
	Bacardi Ltd Company Guar 144A	5.3% 15 May 2048	-	2,057
	Banco Santander Chile Sr Unsecured 144A	3.875% 20 Sep 2022	-	2,668
	Bangkok Bank	4.05% 19 Mar 2024	-	3,839
	Bank Of America Corp Sr Unsecured	5% 13 May 2021	-	1,878
	Bank Of America Corp Sr Unsecured	5.625% 1 Jul 2020	-	4,364
	Bank Of Montreal Sr Unsecured	3.1% 13 Apr 2021	-	1,272
	Barclays Plc Sr Unsecured	2.875% 8 Jun 2020	-	6,050
	Bharti Airtel Internatio Company Guar 144A	5.35% 20 May 2024	-	2,636
	Biogen Inc Sr Unsecured	2.9% 15 Sep 2020	-	798
	Braskem America Finance Company Guar 144A	7.125% 22 Jul 2041	-	4,796
	Cigna Corp Company Guar 144A	4.8% 15 Aug 2038	-	1,579
	Cigna Corp Company Guar 144A	4.9% 15 Dec 2048	-	2,098
	Citigroup Inc Sr Unsecured	2.65% 26 Oct 2020	-	2,116
	Citigroup Inc Subordinated	4.05% 30 Jul 2022	-	2,221
	Cnh Industrial Cap Llc Company Guar	4.375% 5 Apr 2022	-	1,077
	Coinstar Funding, Llc Coin 2017 1A A2 144A	5.216% 25 Apr 2047	-	2,469
	Colony American Finance Ltd Cafl 2015 1 A 144A	2.896% 15 Oct 2047	-	937
	Cometa Energia Sa Sr Secured 144A	6.375% 24 Apr 2035	-	4,282
	Comm Mortgage Trust Comm 2013 Gam A2 144A	3.367% 10 Feb 2028	-	1,330
	Comm Mortgage Trust Comm 2016 Sava A 144A	4.06925% 15 Oct 2034	-	1,184
	Comm Mortgage Trust Comm 2016 Sava C 144A	5.34925% 15 Oct 2034	-	1,339
	Contl Airlines 2007 1 Pass Thru Ce	5.983% 19 Oct 2023	-	2,871
	Contl Airlines 2012 2 A Pass Thru Ce	4% 29 Apr 2026	-	1,684
	Cvs Health Corp Sr Unsecured	5.05% 25 Mar 2048	-	3,910
	Drive Auto Receivables Trust Drive 2017 1 B	2.36% 15 Mar 2021	-	61
	Drive Auto Receivables Trust Drive 2017 Aa C 144A	2.98% 18 Jan 2022	-	433
	El Puerto De Liverpool Company Guar 144A	3.875% 6 Oct 2026	-	3,480
	Embarq Corp Sr Unsecured	7.995% 1 Jun 2036	-	1,516
	Embraer Netherlands Fina Company Guar	5.05% 15 Jun 2025	-	1,491
	Enel Americas Sa Sr Unsecured	4% 25 Oct 2026	-	374

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

Enel Generacion Chile Sa Sr Unsecured	4.25% 15 Apr 2024	-	593
Energy Transfer Operatng Company Guar	5.2% 1 Feb 2022	-	550
Energy Transfer Operatng Company Guar	6.05% 1 Jun 2041	-	3,585
Ensco Plc Sr Unsecured	4.5% 1 Oct 2024	-	479
Ensco Plc Sr Unsecured	5.75% 1 Oct 2044	-	599
Equifax Inc Sr Unsecured	7% 1 Jul 2037	-	2,300
Exeter Automobile Receivables Eart 2017 1A A 144A	1.96% 15 Mar 2021	-	31
Fanniemae Aces Fna 2015 M15 A2	2.923% 25 Oct 2025	-	1,849
Fanniemae Aces Fna 2015 M17 A2	2.939% 25 Nov 2025	-	795
Fanniemae Aces Fna 2016 M4 A2	2.576% 25 Mar 2026	-	1,221
Fanniemae Aces Fna 2017 M14 A2	2.876% 25 Nov 2027	-	2,145
Fanniemae Aces Fna 2017 M15 A2	2.959% 25 Sep 2027	-	325
Fanniemae Aces Fna 2017 M3 A2	2.485% 25 Dec 2026	-	949
Fanniemae Aces Fna 2017 M7 A2	2.961% 25 Feb 2027	-	782
Fanniemae Aces Fna 2018 M1 A2	2.986% 25 Dec 2027	-	1,376
Fanniemae Aces Fna 2018 M10 A2	3.385% 25 Jul 2028	-	268
Fanniemae Aces Fna 2018 M2 A2	2.902% 25 Jan 2028	-	645
Fanniemae Aces Fna 2018 M7 A2	3.052% 25 Mar 2028	-	913
Fanniemae Aces Fna 2018 M8 A2	3.325% 25 Jun 2028	-	466
Fhlmc Multifamily Structured P Fhms K058 A2	2.653% 25 Aug 2026	-	258
Fhlmc Multifamily Structured P Fhms K061 A2	3.347% 25 Nov 2026	-	809
Fhlmc Multifamily Structured P Fhms K062 A2	3.413% 25 Dec 2026	-	610
Fhlmc Multifamily Structured P Fhms K063 A2	3.43% 25 Jan 2027	-	678
Fhlmc Multifamily Structured P Fhms K069 A2	3.187% 25 Sep 2027	-	133
Fhlmc Multifamily Structured P Fhms K071 A2	3.286% 25 Nov 2027	-	134
Fhlmc Multifamily Structured P Fhms K072 A2	3.444% 25 Dec 2027	-	1,014
Fhlmc Multifamily Structured P Fhms K073 A2	3.35% 25 Jan 2028	-	1,006
Fhlmc Multifamily Structured P Fhms K074 A2	3.6% 25 Jan 2028	-	1,983
Fhlmc Multifamily Structured P Fhms K081 A2	3.9% 25 Aug 2028	-	2,724
Fhlmc Multifamily Structured P Fhms K082 A2	3.92% 25 Sep 2028	-	839
Fhlmc Multifamily Structured P Fhms K084 A2	3.78% 25 Oct 2028	-	1,313
Fhlmc Multifamily Structured P Fhms K725 A2	3.002% 25 Jan 2024	-	939
Fhlmc Multifamily Structured P Fhms K727 A2	2.946% 25 Jul 2024	-	1,472
Fhlmc Multifamily Structured P Fhms Kplb A	2.77% 25 May 2025	-	921
Ford Motor Credit Co Llc Sr Unsecured	5.75% 1 Feb 2021	-	4,100
Freeport Mcmoran Inc Company Guar	6.875% 15 Feb 2023	-	2,833
Gamestop Corp Company Guar 144A	5.5% 1 Oct 2019	-	1,867
General Electric Co Subordinated	5.3% 11 Feb 2021	-	335
General Motors Co Sr Unsecured	5% 1 Apr 2035	-	1,538
Goldman Sachs Group Inc Sr Unsecured	5.25% 27 Jul 2021	-	2,504
Goldman Sachs Group Inc Subordinated	6.75% 1 Oct 2037	-	303
Government National Mortgage A Gnr 2015 H13 Fg	2.71356% 20 Apr 2065	-	879
Grupo Televisa Sab Sr Unsecured	7.25% 14 May 2043	-	886
Gs Mortgage Securities Trust Gsms 2011 Gc5 C 144A	5.39106% 10 Aug 2044	-	812
Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	-	1,814
Hp Enterprise Co Sr Unsecured	6.2% 15 Oct 2035	-	2,003
Hyundai Capital America Sr Unsecured 144A	3% 30 Oct 2020	-	2,650
Infraestructura Energeti Sr Unsecured 144A	4.875% 14 Jan 2048	-	2,101
Intl Lease Finance Corp Sr Unsecured	5.875% 1 Apr 2019	-	942
Intl Lease Finance Corp Sr Unsecured	6.25% 15 May 2019	-	5,543
Invitation Homes Trust Ihsfr 2018 Sfr2 A 144A	3.35513% 17 Jun 2037	-	3,161
Istar Inc Sr Unsecured	5% 1 Jul 2019	-	588
Istar Inc Sr Unsecured	6.5% 1 Jul 2021	-	597
Jpmorgan Chase + Co Sr Unsecured	4.5% 24 Jan 2022	-	3,383
Jpmorgan Chase + Co Sr Unsecured	4.625% 10 May 2021	-	1,310
Jpmorgan Chase + Co Sr Unsecured	2.7% 18 May 2023	-	772
Jpmorgan Chase + Co Sr Unsecured	2.55% 29 Oct 2020	-	398
Kinder Morgan Ener Part Company Guar	4.15% 1 Feb 2024	-	1,527
Kinder Morgan Ener Part Company Guar	4.3% 1 May 2024	-	1,740
Kinder Morgan Ener Part Company Guar	3.5% 1 Sep 2023	-	1,172
Kla Tencor Corp Sr Unsecured	3.375% 1 Nov 2019	-	937
Koppers Inc Company Guar 144A	6% 15 Feb 2025	-	413
Lloyds Banking Group Plc Sr Unsecured	3.1% 6 Jul 2021	-	2,628

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

Lloyds Banking Group Plc Subordinated	4.344% 9 Jan 2048	-	2,379
Methanex Corp Sr Unsecured	3.25% 15 Dec 2019	-	2,128
Mexichem Sab De Cv Company Guar 144A	6.75% 19 Sep 2042	-	2,963
Mexico City Arpt Trust Sr Secured 144A	5.5% 31 Jul 2047	-	2,355
Microchip Technology Inc Sr Secured 144A	4.333% 1 Jun 2023	-	588
Mill City Mortgage Trust Mcmlt 2015 2 A1 144A	3% 25 Sep 2057	-	1
Mill City Mortgage Trust Mcmlt 2016 1 A1 144A	2.5% 25 Apr 2057	-	690
Molex Electronics Tech Sr Unsecured 144A	2.878% 15 Apr 2020	-	929
Molex Electronics Tech Sr Unsecured 144A	3.9% 15 Apr 2025	-	1,000
Morgan Stanley Sr Unsecured	2.65% 27 Jan 2020	-	2,993
Morgan Stanley Sr Unsecured	5.5% 26 Jan 2020	-	2,261
Morgan Stanley Sr Unsecured	2.8% 16 Jun 2020	-	533
Morgan Stanley Sr Unsecured	3.7% 23 Oct 2024	-	2,702
Myriad Intl Holdings Bv Company Guar 144A	6% 18 Jul 2020	-	3,439
Myriad Intl Holdings Bv Company Guar 144A	4.85% 6 Jul 2027	-	2,567
Nabors Industries Inc Company Guar	5.5% 15 Jan 2023	-	532
Nabors Industries Inc Company Guar	5.1% 15 Sep 2023	-	2,545
National Rural Util Coop Subordinated	4.75% 30 Apr 2043	-	1,919
Navient Corp Sr Unsecured	6.125% 25 Mar 2024	-	287
Navient Corp Sr Unsecured	4.875% 17 Jun 2019	-	1,055
Onslow Bay Financial Llc Obx 2018 Exp1 1A3 144A	4% 25 Apr 2048	-	1,424
Ooredoo Intl Finance Company Guar 144A	3.25% 21 Feb 2023	-	2,586
Owens Corning Sr Unsecured	4.2% 1 Dec 2024	-	1,329
Perkinelmer Inc Sr Unsecured	5% 15 Nov 2021	-	1,521
Petrobras Global Finance Company Guar	5.625% 20 May 2043	-	618
Petrobras Global Finance Company Guar	6.85% 31 Dec 2099	-	1,197
Planet Fitness Master Issuer L Plnt 2018 1A A2I 144A	4.262% 5 Sep 2048	-	1,745
Qep Resources Inc Sr Unsecured	5.25% 1 May 2023	-	652
Quicken Loans Inc Company Guar 144A	5.75% 1 May 2025	-	1,692
Radian Group Inc Sr Unsecured	4.5% 1 Oct 2024	-	182
Range Resources Corp Company Guar	4.875% 15 May 2025	-	1,099
Resideo Funding Inc Company Guar 144A	6.125% 1 Nov 2026	-	198
Rpm International Inc Sr Unsecured	6.125% 15 Oct 2019	-	1,815
Saci Falabella Sr Unsecured 144A	3.75% 30 Apr 2023	-	2,600
Santander Drive Auto Receivabl Sdart 2016 2 C	2.66% 15 Nov 2021	-	3,204
Santander Drive Auto Receivabl Sdart 2017 2 B	2.21% 15 Oct 2021	-	201
Santander Drive Auto Receivabl Sdart 2018 2 B	3.03% 15 Sep 2022	-	67
Santander Drive Auto Receivabl Sdart 2018 2 C	3.35% 17 Jul 2023	-	67
Sequoia Mortgage Trust Semt 2018 Ch1 A1 144A	4% 25 Feb 2048	-	1,131
Sm Energy Co Sr Unsecured	5.625% 1 Jun 2025	-	466
Southern Copper Corp Sr Unsecured	5.875% 23 Apr 2045	-	1,575
Springleaf Finance Corp Company Guar	5.25% 15 Dec 2019	-	3,358
Sprint Capital Corp Company Guar	6.875% 15 Nov 2028	-	2,153
Sprint Corp Company Guar	7.625% 1 Mar 2026	-	331
Syngenta Finance Nv Company Guar 144A	3.698% 24 Apr 2020	-	2,661
Telefonica Emisiones Sau Company Guar	5.462% 16 Feb 2021	-	2,083
Telefonica Emisiones Sau Company Guar	5.134% 27 Apr 2020	-	2,052
Thaioil Trsry Center Company Guar 144A	4.875% 23 Jan 2043	-	2,596
Time Warner Cable Llc Sr Secured	5.5% 1 Sep 2041	-	1,221
Time Warner Cable Llc Sr Secured	5.875% 15 Nov 2040	-	448
Towd Point Mortgage Trust Tpmt 2015 2 1A12 144A	2.75% 25 Nov 2060	-	591
Towd Point Mortgage Trust Tpmt 2016 2 A1A 144A	2.75% 25 Aug 2055	-	977
Towd Point Mortgage Trust Tpmt 2018 3 A1 144A	3.75% 25 May 2058	-	1,722
Transelec Sa Sr Unsecured 144A	4.625% 26 Jul 2023	-	2,689
Transprtdra De Gas Intl Sr Unsecured 144A	5.55% 1 Nov 2028	-	2,710
Ubs Barclays Commercial Mortga Ubsbb 2013 C5 A4	3.1847% 10 Mar 2046	-	1,340
Universal Health Svcs Sr Secured 144A	4.75% 1 Aug 2022	-	1,400
Verizon Communications Sr Unsecured	4.329% 21 Sep 2028	-	1,682
Votorantim Cimentos Intl Company Guar 144A	7.25% 5 Apr 2041	-	2,741
Wf Rbs Commercial Mortgage Tru Wfrbs 2011 C4 D 144A	5.23099% 15 Jun 2044	-	661
Whirlpool Corp Sr Unsecured	4.7% 1 Jun 2022	-	3,154
World Financial Network Credit Wfnmt 2012 A A	3.14% 17 Jan 2023	-	3,618
Corporate and Other Obligations		-	268,569

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

	Synthetic Guaranteed Investment Contracts:
	Cash and Cash Equivalents:
*	State Street Bank & Trust Co	Short-term Investment Fund	-	38,566
*	State Street Bank & Trust Co	Short-term Investment Fund	-	71,070
*	State Street Bank & Trust Co	Short-term Investment Fund	-	165,227
	Treasury Bill	0.01% 17 Jan 2019	-	19,913
	Australian Dollar	Cash	-	1
	U.S. Dollar	Cash	-	2,890
	Cash and Cash Equivalents		-	297,667
	U.S. Government and Government Agency Issues:
	Fannie Mae Notes	2.375% 19 Jan 2023	-	82,575
	Fed Hm Ln Pc Pool 1L1358 Fh	4.587% 1 May 2036	-	11,956
	Fed Hm Ln Pc Pool G01843 Fg	6% 1 Jun 2035	-	5,877
	Fed Hm Ln Pc Pool G03205 Fg	5.5% 1 Jul 2035	-	1,122
	Fed Hm Ln Pc Pool G08749 Fg	4% 1 Feb 2047	-	12,264
	Fed Hm Ln Pc Pool G12743 Fg	5.5% 1 Aug 2022	-	690
	Fed Hm Ln Pc Pool G60732 Fg	4% 1 Feb 2046	-	22,547
	Fed Hm Ln Pc Pool G60886 Fg	4% 1 Jul 2044	-	17,579
	Fed Hm Ln Pc Pool J16933 Fg	3% 1 Oct 2026	-	414
	Fed Hm Ln Pc Pool Q03572 Fg	4% 1 Sep 2041	-	36,586
	Fed Hm Ln Pc Pool Q11095 Fg	3.5% 1 Sep 2042	-	47,748
	Fed Hm Ln Pc Pool Q39715 Fg	3.5% 1 Apr 2046	-	4,575
	Fed Hm Ln Pc Pool Q43369 Fg	3.5% 1 Oct 2046	-	10,344
	Fed Hm Ln Pc Pool Q46343 Fg	4% 1 Feb 2047	-	12,098
	Fed Hm Ln Pc Pool Q51345 Fg	3.5% 1 Oct 2047	-	5,240
	Fed Hm Ln Pc Pool Q59042 Fg	4.5% 1 Oct 2048	-	57,109
	Fed Hm Ln Pc Pool Q59738 Fg	5% 1 Nov 2048	-	13,710
	Fed Hm Ln Pc Pool U92432 Fg	4% 1 Feb 2044	-	7,792
	Fed Hm Ln Pc Pool V82290 Fg	4% 1 Apr 2046	-	12,062
	Federal Home Loan Bank Bonds	2.125% 11 Feb 2020	-	12,198
	Federal Home Loan Bank Bonds	1.875% 29 Nov 2021	-	63,560
	Fnma Pool 254693 Fn	5.5% 1 Apr 2033	-	1,990
	Fnma Pool 725222 Fn	5.5% 1 Feb 2034	-	2,430
	Fnma Pool 725423 Fn	5.5% 1 May 2034	-	1,877
	Fnma Pool 725424 Fn	5.5% 1 Apr 2034	-	845
	Fnma Pool 725690 Fn	6% 1 Aug 2034	-	780
	Fnma Pool 725946 Fn	5.5% 1 Nov 2034	-	2,160
	Fnma Pool 914789 Fn	3.875% 1 Apr 2037	-	12,128
	Fnma Pool 931745 Fn	5% 1 Aug 2024	-	13,787
	Fnma Pool 986148 Fn	5.5% 1 Jan 2038	-	15,677
	Fnma Pool Ab5519 Fn	3.5% 1 Jul 2042	-	33,509
	Fnma Pool Ab5688 Fn	3.5% 1 Jul 2037	-	10,657
	Fnma Pool Ab6282 Fn	3.5% 1 Sep 2042	-	50,364
	Fnma Pool Ab7016 Fn	4% 1 Nov 2042	-	30,813
	Fnma Pool Ab9096 Fn	4% 1 Apr 2043	-	21,242
	Fnma Pool Ae9758 Fn	4% 1 Dec 2040	-	10,509
	Fnma Pool Al0139 Fn	3.976% 1 Feb 2039	-	6,400
	Fnma Pool Al9848 Fn	3% 1 Mar 2047	-	48,588
	Fnma Pool Ao4163 Fn	3.5% 1 Jun 2042	-	33,653
	Fnma Pool Ao8169 Fn	3.5% 1 Sep 2042	-	23,778
	Fnma Pool Aq6238 Fn	3.5% 1 Dec 2042	-	10,426
	Fnma Pool Ar4445 Fn	3% 1 Mar 2043	-	10,408
	Fnma Pool Ar9225 Fn	3% 1 Mar 2043	-	41,904
	Fnma Pool As3867 Fn	4% 1 Nov 2044	-	10,048
	Fnma Pool As3955 Fn	4% 1 Dec 2044	-	75,572
	Fnma Pool As6922 Fn	3.5% 1 Apr 2046	-	80,073
	Fnma Pool As7023 Fn	4% 1 Apr 2046	-	40,000
	Fnma Pool As8028 Fn	2.5% 1 Sep 2031	-	32,517
	Fnma Pool As8483 Fn	3% 1 Dec 2046	-	126,972
	Fnma Pool Au1628 Fn	3% 1 Jul 2043	-	39,246
	Fnma Pool Au6109 Fn	4% 1 Sep 2043	-	9,065
	Fnma Pool Au6743 Fn	4% 1 Oct 2043	-	21,110
	Fnma Pool Bc5980 Fn	3.5% 1 Apr 2046	-	6,840

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

Fnma Pool Bd2440 Fn	3.5% 1 Jan 2047	-	31,796
Fnma Pool Bd6399 Fn	3.5% 1 Sep 2046	-	12,060
Fnma Pool Bd7074 Fn	3% 1 Mar 2047	-	47,388
Fnma Pool Bd7595 Fn	4% 1 Sep 2046	-	6,263
Fnma Pool Bd9698 Fn	3.5% 1 Dec 2046	-	8,296
Fnma Pool Be0183 Fn	3.5% 1 Dec 2046	-	11,102
Fnma Pool Be2929 Fn	3.5% 1 Dec 2046	-	20,108
Fnma Pool Be4503 Fn	3.5% 1 Dec 2046	-	13,871
Fnma Pool Bh5155 Fn	3.5% 1 Sep 2047	-	1,700
Fnma Pool Bj0648 Fn	3.5% 1 Mar 2048	-	51,393
Fnma Pool Bj2677 Fn	3.5% 1 Apr 2048	-	14,362
Fnma Pool Bj7463 Fn	4% 1 Dec 2048	-	14,660
Fnma Pool Ca1191 Fn	3.5% 1 Nov 2047	-	32,725
Fnma Pool Ca1354 Fn	3.5% 1 Mar 2048	-	20,997
Fnma Pool Ca2187 Fn	4% 1 Aug 2048	-	4,031
Fnma Pool Ca2369 Fn	4.5% 1 Sep 2048	-	19,459
Fnma Pool Ca2370 Fn	4.5% 1 Sep 2048	-	30,808
Fnma Pool Ma1217 Fn	4% 1 Oct 2042	-	20,506
Fnma Pool Ma1404 Fn	3.5% 1 Apr 2043	-	21,839
Fnma Pool Ma2994 Fn	3.5% 1 May 2047	-	46,859
Fnma Pool Ma3209 Fn	3% 1 Dec 2047	-	24,075
Fnma Pool Ma3275 Fn	3% 1 Feb 2048	-	60,525
Fnma Pool Ma3332 Fn	3.5% 1 Apr 2048	-	51,223
Fnma Pool Ma3536 Fn	4% 1 Dec 2048	-	50,928
Fnma Tba 30 Yr 5 Single Family Mortgage	5% 14 Jan 2049	-	36,159
Freddie Mac Notes	1.875% 17 Nov 2020	-	78,752
Gnma Ii Pool Ma4719 G2	3.5% 20 Sep 2047	-	96,092
New Jersey St Econ Dev Auth Re Njsdev	4.447% 15 Jun 2020	-	25,059
North Carolina State Education Ncsea 2011 2 A2	3.28988% 25 Jul 2025	-	17,204
Ontario (Province Of) Sr Unsecured	4% 7 Oct 2019	-	66,696
Republic Of Poland Sr Unsecured	6.375% 15 Jul 2019	-	1,408
South Carolina Student Loan Co Scslc 2010 1 A2	3.48988% 25 Jul 2025	-	14,508
Tsy Infl Ix N/B	0.125% 15 Apr 2021	-	49,604
Tsy Infl Ix N/B	0.625% 15 Jul 2021	-	38,501
Tsy Infl I	0.375% 15 Jul 2023	-	102,329
Tsy Infl Ix N/B	0.375% 15 Jul 2025	-	79,527
Tsy Infl Ix N/B	0.125% 15 Jul 2026	-	15,215
United Mexican States Sr Unsecured	3.6% 30 Jan 2025	-	8,036
Us Treasury Frn	2.47483% 31 Oct 2020	-	489,297
US Treasury N/B	1.125% 31 Jan 2019	-	159,545
US Treasury N/B	1.125% 15 Jan 2019	-	62,804
US Treasury N/B	1.125% 28 Feb 2019	-	120,755
US Treasury N/B	2.75% 15 Feb 2028	-	128,216
US Treasury N/B	5.25% 15 Feb 2029	-	60,172
US Treasury N/B	5.375% 15 Feb 2031	-	28,070
US Treasury N/B	1.375% 31 Mar 2020	-	50,342
US Treasury N/B	1.25% 31 Mar 2021	-	255,696
US Treasury N/B	1.25% 30 Apr 2019	-	57,621
US Treasury N/B	3.5% 15 May 2020	-	255,988
US Treasury N/B	1.75% 31 May 2022	-	55,339
US Treasury N/B	1.75% 31 May 2022	-	103,633
US Treasury N/B	1.75% 15 May 2023	-	58,683
US Treasury N/B	2.875% 15 May 2028	-	175,609
US Treasury N/B	1.125% 30 Jun 2021	-	15,176
US Treasury N/B	1.75% 30 Jun 2022	-	44,634
US Treasury N/B	1.625% 31 Jul 2020	-	54,792
US Treasury N/B	1.875% 31 Jul 2022	-	183,903
US Treasury N/B	1.375% 31 Aug 2020	-	15,411
US Treasury N/B	1.625% 31 Aug 2022	-	25,450
US Treasury N/B	2.5% 15 Aug 2023	-	33,234
US Treasury N/B	5.5% 15 Aug 2028	-	71,418
US Treasury N/B	4.5% 15 Aug 2039	-	10,970
US Treasury N/B	1.375% 30 Sep 2020	-	375,595

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

US Treasury N/B	1.125% 30 Sep 2021	-	94,278
US Treasury N/B	1.5% 31 Oct 2019	-	427,870
US Treasury N/B	1.375% 31 Oct 2020	-	65,024
US Treasury N/B	2.875% 31 Oct 2020	-	123,145
US Treasury N/B	2% 31 Oct 2022	-	265,512
US Treasury N/B	1.625% 31 Oct 2023	-	32,780
US Treasury N/B	2.875% 31 Oct 2023	-	183,203
US Treasury N/B	2% 30 Nov 2020	-	69,704
US Treasury N/B	2.75% 30 Nov 2020	-	406,949
US Treasury N/B	1.75% 30 Nov 2021	-	82,106
US Treasury N/B	2.875% 15 Nov 2021	-	353,774
US Treasury N/B	2% 30 Nov 2022	-	77,446
US Treasury N/B	2.125% 30 Nov 2023	-	137,629
US Treasury N/B	2.875% 30 Nov 2023	-	63,924
US Treasury N/B	2.875% 30 Nov 2023	-	371,428
US Treasury N/B	2.25% 15 Nov 2027	-	12,038
US Treasury N/B	2.75% 15 Nov 2047	-	15,255
US Treasury N/B	2.625% 15 Dec 2021	-	169,223
US Treasury N/B	2.125% 31 Dec 2022	-	21,442
US Treasury N/B	2.25% 31 Dec 2023	-	56,922
US Treasury N/B	2.25% 31 Dec 2023	-	223,427
U.S. Government and Government Agency Issues		-	8,654,910
Corporate and Other Obligations:
Abbott Laboratories Sr Unsecured	2.9% 30 Nov 2021	-	22,244
Abbvie Inc Sr Unsecured	2.5% 14 May 2020	-	2,736
Air Lease Corp Sr Unsecured	3.875% 3 Jul 2023	-	17,158
Aircastle Ltd Sr Unsecured	4.4% 25 Sep 2023	-	10,356
Alexandria Real Estate E Company Guar	4.6% 1 Apr 2022	-	13,149
Alfa S.A. Sr Unsecured 144A	5.25% 25 Mar 2024	-	8,062
Amazon.Com Inc Sr Unsecured	2.4% 22 Feb 2023	-	12,032
American Electric Power Sr Unsecured	4.3% 1 Dec 2028	-	25,081
American Express Co Sr Unsecured	3.4% 27 Feb 2023	-	25,137
American Express Credit Sr Unsecured	2.6% 14 Sep 2020	-	3,425
American Financial Group Sr Unsecured	3.5% 15 Aug 2026	-	12,538
American Honda Finance Sr Unsecured	3.625% 10 Oct 2023	-	22,598
American Intl Group Sr Unsecured	4.875% 1 Jun 2022	-	15,760
American Intl Group Sr Unsecured	6.4% 15 Dec 2020	-	30,986
American Tower Corp Sr Unsecured	3.4% 15 Feb 2019	-	3,558
American Tower Corp Sr Unsecured	3% 15 Jun 2023	-	23,582
Americredit Automobile Receiva Amcar 2017 1 A3	1.87% 18 Aug 2021	-	2,912
Amgen Inc Sr Unsecured	2.2% 22 May 2019	-	2,407
Amgen Inc Sr Unsecured	2.65% 11 May 2022	-	29,528
Anheuser Busch	3.65% 1 Feb 2026	-	24,482
Asian Development Bank Sr Unsecured	2.25% 20 Jan 2021	-	30,536
Assurant Inc Sr Unsecured	4.2% 27 Sep 2023	-	2,770
At+T Inc Sr Unsecured	3.2% 1 Mar 2022	-	13,111
At+T Inc Sr Unsecured	3.95594% 12 Jun 2024	-	9,209
Athene Global Funding Secured 144A	2.75% 20 Apr 2020	-	12,313
Athene Holding Ltd Sr Unsecured	4.125% 12 Jan 2028	-	2,979
Autonation Inc Company Guar	4.5% 1 Oct 2025	-	5,839
Autonation Inc Company Guar	3.5% 15 Nov 2024	-	6,707
Aviation Capital Group Sr Unsecured 144A	3.875% 1 May 2023	-	8,794
Baker Hughes	2.773% 15 Dec 2022	-	11,095
Banc Of America Commercial Mor Bacm 2017 Bnk3 A2	3.116% 15 Feb 2050	-	21,890
Banco Santander Sa Sr Unsecured	3.5% 11 Apr 2022	-	6,776
Bank Of America Corp Sr Unsecured	2.738% 23 Jan 2022	-	12,069
Bank Of America Corp Sr Unsecured	3.499% 17 May 2022	-	11,739
Bank Of America Corp Sr Unsecured	2.369% 21 Jul 2021	-	26,615
Bank Of America Corp Sr Unsecured	2.503% 21 Oct 2022	-	19,445
Bank Of America Corp Subordinated	4.45% 3 Mar 2026	-	1,775
Bank Of America Corp Subordinated	3.95% 21 Apr 2025	-	25,856
Bank Of America Corp Subordinated	4.2% 26 Aug 2024	-	8,354
Bank Of America Credit Card Tr Bacct 2014 A1 A	2.83513% 15 Jun 2021	-	17,953

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

	Bank Of Nova Scotia Sr Unsecured	2.5% 8 Jan 2021	-	2,557
	Bank Of Ny Mellon Corp Sr Unsecured	2.661% 16 May 2023	-	27,183
	Bank Of The West Auto Trust Bwsta 2017 1 A3 144A	2.11% 15 Jan 2023	-	8,525
	Banque Fed Cred Mutuel Sr Unsecured 144A	2.75% 15 Oct 2020	-	6,835
	Barclays Commercial Mortgage S Bbcms 2017 C1 A2	3.189% 15 Feb 2050	-	18,297
	Barclays Dryrock Issuance Trus Drock 2014 3 A	2.41% 15 Jul 2022	-	36,086
	Barclays Dryrock Issuance Trus Drock 2015 1 A	2.2% 15 Dec 2022	-	22,259
	Barclays Plc Sr Unsecured	3.684% 10 Jan 2023	-	10,780
	Barclays Plc Sr Unsecured	4.338% 16 May 2024	-	25,005
*	Baxalta Inc Company Guar	3.6% 23 Jun 2022	-	3,734
	Bb Ubs Trust Bbubs 2012 Tft A 144A	2.8922% 5 Jun 2030	-	19,704
	Bb+T Corporation Sr Unsecured	2.15% 1 Feb 2021	-	18,249
	Bb+T Corporation Sr Unsecured	2.625% 29 Jun 2020	-	4,448
	Bb+T Corporation Sr Unsecured	3.75% 6 Dec 2023	-	30,113
	Becton Dickinson And Co Sr Unsecured	2.675% 15 Dec 2019	-	8,719
	Berkshire Hathaway Energ Sr Unsecured	2.8% 15 Jan 2023	-	8,877
	Best Buy Co Inc Sr Unsecured	4.45% 1 Oct 2028	-	12,019
	Biogen Inc Sr Unsecured	3.625% 15 Sep 2022	-	7,130
	Bnp Paribas Sr Unsecured	2.375% 21 May 2020	-	6,829
	Boeing Co Sr Unsecured	2.125% 1 Mar 2022	-	36,016
	Boston Properties Lp Sr Unsecured	4.125% 15 May 2021	-	12,246
	Boston Properties Lp Sr Unsecured	4.5% 1 Dec 2028	-	14,295
	Branch Banking + Trust Sr Unsecured	2.625% 15 Jan 2022	-	30,491
	Brighthouse Financial In Sr Unsecured	3.7% 22 Jun 2027	-	8,168
	British Telecommunicatio Sr Unsecured	4.5% 4 Dec 2023	-	24,318
	Brixmor Operating Part Sr Unsecured	3.65% 15 Jun 2024	-	10,560
	Broadcom Crp / Caymn Fi Company Guar 144A	3.625% 15 Jan 2024	-	2,613
	Broadcom Crp / Caymn Fi Company Guar 144A	3.875% 15 Jan 2027	-	5,482
	Brown Forman Corp Sr Unsecured	3.5% 15 Apr 2025	-	7,219
	Buckeye Partners Lp Sr Unsecured	3.95% 1 Dec 2026	-	5,004
	Bunge Ltd Finance Corp Company Guar	4.35% 15 Mar 2024	-	16,088
	Bx Trust Bx 2017 Imc A 144A	3.50513% 15 Oct 2032	-	9,735
	Capital One Financial Co Sr Unsecured	3.05% 9 Mar 2022	-	11,616
	Capital One Financial Co Sr Unsecured	3.3% 30 Oct 2024	-	12,570
	Capital One Financial Co Sr Unsecured	3.3% 30 Oct 2024	-	17,304
	Capital One Multi Asset Execut Comet 2016 A5 A5	1.66% 17 Jun 2024	-	38,520
	Carmax Auto Owner Trust Carmx 2015 4 A3	1.56% 16 Nov 2020	-	3,259
	Carmax Auto Owner Trust Carmx 2017 2 A3	1.93% 15 Mar 2022	-	20,502
	Carmax Auto Owner Trust Carmx 2017 2 A4	2.25% 15 Sep 2022	-	36,145
	Carmax Auto Owner Trust Carmx 2017 4 A3	2.11% 17 Oct 2022	-	5,125
	Carmax Auto Owner Trust Carmx 2017 4 A4	2.33% 15 May 2023	-	10,205
	Caterpillar Finl Service Sr Unsecured	3.65% 7 Dec 2023	-	19,391
	Celgene Corp Sr Unsecured	3.875% 15 Aug 2025	-	11,798
	Cfcre Commercial Mortgage Trus Cfcre 2016 C4 A4	3.283% 10 May 2058	-	26,218
	Charter Comm Opt	4.908% 23 Jul 2025	-	12,358
	Charter Comm Opt	4.908% 23 Jul 2025	-	9,268
	Chase Issuance Trust Chait 2014 A2 A2	2.77% 15 Mar 2023	-	16,592
	Chrysler Capital Auto Receivab Ccart 2016 Aa A3 144A	1.77% 15 Oct 2020	-	215
	Chubb Ina Holdings Inc Company Guar	2.7% 13 Mar 2023	-	169
	Cigna Corp Company Guar 144A	3.75% 15 Jul 2023	-	3,303
	Cigna Corp Company Guar 144A	3.75% 15 Jul 2023	-	17,548
	Cigna Corp Company Guar 144A	4.375% 15 Oct 2028	-	5,207
	Cigna Corp Company Guar 144A	4.125% 15 Nov 2025	-	3,895
	Citibank Credit Card Issuance Cccit 2014 A1 A1	2.88% 23 Jan 2023	-	31,570
	Citigroup Commercial Mortgage Cgcmt 2015 Gc27 A5	3.137% 10 Feb 2048	-	15,415
	Citigroup Commercial Mortgage Cgcmt 2016 C1 A4	3.209% 10 May 2049	-	22,337
	Citigroup Inc Sr Unsecured	4.044% 1 Jun 2024	-	12,809
	Citigroup Inc Sr Unsecured	2.65% 26 Oct 2020	-	18,053
	Citigroup Inc Subordinated	3.875% 26 Mar 2025	-	22,371
	Citizens Bank	2.25% 2 Mar 2020	-	11,953
	Citizens Financial Group Sr Unsecured	2.375% 28 Jul 2021	-	26,763
	Cnh Equipment Trust Cnh 2015 A A4	1.85% 15 Apr 2021	-	7,309
	Cnh Equipment Trust Cnh 2017 B A3	1.86% 15 Sep 2022	-	9,707

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

Comcast Corp Company Guar	3.7% 15 Apr 2024	-	29,696
Comerica Bank Sr Unsecured	2.5% 2 Jun 2020	-	8,864
Comerica Inc Sr Unsecured	3.7% 31 Jul 2023	-	29,155
Comm Mortgage Trust Comm 2013 Sfs A1 144A	1.8726% 12 Apr 2035	-	4,198
Comm Mortgage Trust Comm 2014 Ubs2 A5	3.961% 10 Mar 2047	-	4,955
Comm Mortgage Trust Comm 2014 Ubs3 A4	3.819% 10 Jun 2047	-	10,391
Comm Mortgage Trust Comm 2014 Ubs3 A4	3.819% 10 Jun 2047	-	18,846
Comm Mortgage Trust Comm 2014 Ubs5 A4	3.838% 10 Sep 2047	-	17,802
Comm Mortgage Trust Comm 2014 Ubs6 A5	3.644% 10 Dec 2047	-	28,107
Comm Mortgage Trust Comm 2015 Cr27 Asb	3.404% 10 Oct 2048	-	29,264
Comm Mortgage Trust Comm 2015 Dc1 A5	3.35% 10 Feb 2048	-	10,273
Comm Mortgage Trust Comm 2015 Dc1 A5	3.35% 10 Feb 2048	-	5,308
Comm Mortgage Trust Comm 2015 Pc1 A5	3.902% 10 Jul 2050	-	21,937
Comm Mortgage Trust Comm 2016 Dc2 A5	3.765% 10 Feb 2049	-	26,324
Commonwealth Bank Aust Sr Unsecured 144A	2.25% 10 Mar 2020	-	10,265
Compass Bank Sr Unsecured	2.875% 29 Jun 2022	-	13,066
Conagra Brands Inc Sr Unsecured	2.90806% 9 Oct 2020	-	27,308
Concho Resources Inc Company Guar	3.75% 1 Oct 2027	-	6,175
Consumers Energy Co 1St Mortgage	3.375% 15 Aug 2023	-	9,525
Cooperat Rabobank UA/NY Sr Unsecured	2.25% 14 Jan 2020	-	8,557
Cooperatieve Rabobank Ua Company Guar	4.375% 4 Aug 2025	-	13,732
Cox Communications Inc Sr Unsecured 144A	2.95% 30 Jun 2023	-	4,219
Cox Communications Inc Sr Unsecured 144A	3.15% 15 Aug 2024	-	9,299
Cred Suis Gp Fun Ltd Company Guar	2.75% 26 Mar 2020	-	18,782
Cred Suis Gp Fun Ltd Company Guar	3.8% 15 Sep 2022	-	31,528
Credit Agricole London Sr Unsecured 144A	3.375% 10 Jan 2022	-	11,376
Credit Agricole London Sr Unsecured 144A	2.75% 10 Jun 2020	-	8,533
Credit Based Asset Servicing A Cbass 2003 Cb1 Af	3.95% 25 Jan 2033	-	1,999
Credit Suisse Mortgage Trust Csmc 2014 Usa A2 144A	3.953% 15 Sep 2037	-	23,388
Csail Commercial Mortgage Trus Csail 2015 C2 A4	3.504% 15 Jun 2057	-	4,067
Csail Commercial Mortgage Trus Csail 2015 C3 A4	3.7182% 15 Aug 2048	-	16,060
Csail Commercial Mortgage Trus Csail 2015 C4 A4	3.8079% 15 Nov 2048	-	13,992
Csail Commercial Mortgage Trus Csail 2015 C4 Asb	3.6167% 15 Nov 2048	-	8,728
Cvs Health Corp Sr Unsecured	3.7% 9 Mar 2023	-	20,321
Cvs Health Corp Sr Unsecured	4.1% 25 Mar 2025	-	6,152
Cvs Health Corp Sr Unsecured	2.125% 1 Jun 2021	-	12,324
Cvs Health Corp Sr Unsecured	3.875% 20 Jul 2025	-	9,689
D.R. Horton Inc Company Guar	2.55% 1 Dec 2020	-	12,803
Daimler Finance Na Llc Company Guar 144A	3.35% 22 Feb 2023	-	13,110
Daimler Finance Na Llc Company Guar 144A	2.2% 5 May 2020	-	7,640
Daimler Finance Na Llc Company Guar 144A	2.45% 18 May 2020	-	17,397
Delamare Cards Delam 2018 1A A1 144A	3.16285% 19 Nov 2025	-	23,092
Dell Equipment Finance Trust Deft 2017 2 A3 144A	2.19% 24 Oct 2022	-	12,681
Delta Air Lines 2009 1A Pass Thru Ce	7.75% 17 Jun 2021	-	6,231
Delta Air Lines Inc Sr Unsecured	2.6% 4 Dec 2020	-	25,799
Deutsche Bank Ny Sr Unsecured	4.1% 13 Jan 2026	-	10,763
Deutsche Bank Ny Sr Unsecured	4.25% 4 Feb 2021	-	10,036
Deutsche Bank Ny Sr Unsecured	3.3% 16 Nov 2022	-	3,199
Discover Bank Subordinated	7% 15 Apr 2020	-	14,376
Dominion Energy Inc Sr Unsecured	2% 15 Aug 2021	-	36,656
Dow Chemical Co/The Sr Unsecured 144A	4.55% 30 Nov 2025	-	4,917
Dowdupont Inc Sr Unsecured	4.205% 15 Nov 2023	-	7,587
Dowdupont Inc Sr Unsecured	4.493% 15 Nov 2025	-	7,642
Dowdupont Inc Sr Unsecured	4.493% 15 Nov 2025	-	11,551
Drive Auto Receivables Trust Drive 2018 1 A3	2.42% 15 Jan 2021	-	8,085
Drive Auto Receivables Trust Drive 2018 5 A1	2.68461% 15 Nov 2019	-	9,483
Drive Auto Receivables Trust Drive 2018 5 A3	3.34% 15 Oct 2022	-	24,261
Eastman Chemical Co Sr Unsecured	4.5% 1 Dec 2028	-	17,644
Edison International Sr Unsecured	2.125% 15 Apr 2020	-	26,716
Enbridge Inc Company Guar	3.5% 10 Jun 2024	-	4,706
Enel Chile Sa Sr Unsecured	4.875% 12 Jun 2028	-	6,990
Energy Transfer Operatng Company Guar	4.9% 1 Feb 2024	-	5,940
Energy Transfer Operatng Company Guar	4.15% 1 Oct 2020	-	23,617

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

Entergy Corp Sr Unsecured	4% 15 Jul 2022	-	11,040
Entergy Texas Inc 1St Mortgage	3.45% 1 Dec 2027	-	11,910
Enterprise Fleet Financing Llc Eff 2017 3 A2 144A	2.13% 22 May 2023	-	9,084
Enterprise Products Oper Company Guar	3.75% 15 Feb 2025	-	4,782
Enterprise Products Oper Company Guar	3.7% 15 Feb 2026	-	13,436
Enterprise Products Oper Company Guar	3.35% 15 Mar 2023	-	11,747
Enterprise Products Oper Company Guar	5.2% 1 Sep 2020	-	9,074
Enterprise Products Oper Company Guar	4.15% 16 Oct 2028	-	13,224
European Investment Bank Sr Unsecured	2.5% 15 Mar 2023	-	29,473
European Investment Bank Sr Unsecured	2.375% 13 May 2021	-	31,592
Eversource Energy Sr Unsecured	2.75% 15 Mar 2022	-	13,569
Eversource Energy Sr Unsecured	4.25% 1 Apr 2029	-	12,652
Exelon Corp Sr Unsecured	2.85% 15 Jun 2020	-	20,549
Exelon Generation Co Llc Sr Unsecured	2.95% 15 Jan 2020	-	7,696
Exelon Generation Co Llc Sr Unsecured	4.25% 15 Jun 2022	-	14,699
Exeter Automobile Receivables Eart 2018 1A A 144A	2.21% 17 May 2021	-	9,716
Expedia Inc Company Guar	3.8% 15 Feb 2028	-	8,484
Expedia Inc Company Guar	3.8% 15 Feb 2028	-	12,053
Express Scripts Holding Company Guar	3% 15 Jul 2023	-	2,326
Fanniemae Aces Fna 2015 M17 Fa	3.23088% 25 Nov 2022	-	7,839
Fhlmc Multifamily Structured P Fhms K021 A1	1.603% 25 Jan 2022	-	13,328
Fhlmc Multifamily Structured P Fhms K035 A1	2.615% 25 Mar 2023	-	10,811
Fhlmc Multifamily Structured P Fhms K083 A2	4.05% 25 Sep 2028	-	26,396
Fhlmc Multifamily Structured P Fhms K084 A2	3.78% 25 Oct 2028	-	17,619
Fhlmc Multifamily Structured P Fhms Kp03 A2	1.78% 25 Jul 2019	-	3,341
Fifth Third Bancorp Sr Unsecured	3.5% 15 Mar 2022	-	6,536
Ford Credit Auto Owner Trust Fordo 2016 A A4	1.6% 15 Jun 2021	-	9,406
Ford Credit Auto Owner Trust Fordo 2016 C A3	1.22% 15 Mar 2021	-	14,036
Ford Credit Auto Owner Trust Fordo 2017 C A3	2.01% 15 Mar 2022	-	11,770
Ford Credit Auto Owner Tr	2.26% 15 Nov 2025	-	12,045
Ford Credit Auto Owner Tr	2.31% 15 Aug 2027	-	11,067
Ford Credit Auto Owner Tr	3.19% 15 Jul 2031	-	16,781
Ford Credit Floorplan Master O Fordf 2016 1 A1	1.76% 15 Feb 2021	-	11,784
Ford Credit Floorplan Master O Fordf 2017 1 A1	2.07% 15 May 2022	-	16,007
Ford Credit Floorplan Master O Fordf 2017 2 A1	2.16% 15 Sep 2022	-	11,461
Ford Motor Credit Co Llc Sr Unsecured	5.875% 2 Aug 2021	-	9,984
Fortis Inc Sr Unsecured	2.1% 4 Oct 2021	-	14,105
Fortune Brands Home + Se Sr Unsecured	4% 21 Sep 2023	-	14,175
Gatx Corp Sr Unsecured	4.35% 15 Feb 2024	-	21,400
General Motors Co Sr Unsecured	5% 1 Oct 2028	-	24,696
General Motors Finl Co Company Guar	3.1% 15 Jan 2019	-	12,945
General Motors Finl Co Company Guar	4% 15 Jan 2025	-	1,873
General Motors Finl Co Company Guar	4.35% 9 Apr 2025	-	7,850
General Motors Finl Co Company Guar	4.3% 13 Jul 2025	-	2,290
General Motors Gfort 2016 1 A1 144A	1.96% 17 May 2021	-	14,123
Gilead Sciences Inc Sr Unsecured	3.65% 1 Mar 2026	-	5,380
Gilead Sciences Inc Sr Unsecured	2.55% 1 Sep 2020	-	12,259
Gilead Sciences Inc Sr Unsecured	2.55% 1 Sep 2020	-	35,955
Glaxosmithkline Cap Inc Company Guar	3.375% 15 May 2023	-	24,431
Glencore Funding Llc Company Guar 144A	3% 27 Oct 2022	-	5,572
Gm Financial Securitized Term Gmcar 2018 2 A3	2.81% 16 Dec 2022	-	26,306
Goldman Sachs Group Inc Sr Unsecured	5.75% 24 Jan 2022	-	11,747
Goldman Sachs Group Inc Sr Unsecured	3.2% 23 Feb 2023	-	11,887
Goldman Sachs Group Inc Sr Unsecured	4% 3 Mar 2024	-	11,787
Goldman Sachs Group Inc Sr Unsecured	6% 15 Jun 2020	-	5,432
Goldman Sachs Group Inc Sr Unsecured	2.876% 31 Oct 2022	-	6,706
Goldman Sachs Group Inc Sr Unsecured	2.876% 31 Oct 2022	-	14,585
Goldman Sachs Group Inc Sr Unsecured	2.35% 15 Nov 2021	-	4,860
Gs Mortgage Securities Trust Gsms 2013 G1 A2 144A	3.557% 10 Apr 2031	-	15,293
Hartford Finl Svcs Grp Sr Unsecured	5.5% 30 Mar 2020	-	8,466
Healthcare Trust Of Amer Company Guar	2.95% 1 Jul 2022	-	13,254
Hershey Company Sr Unsecured	3.375% 15 May 2023	-	26,930
Hess Corp Sr Unsecured	4.3% 1 Apr 2027	-	9,142

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

	Honda Auto Receivables Owner T Harot 2016 4 A3	1.21% 18 Dec 2020	-	13,405
	Host Hotels + Resorts Lp Sr Unsecured	3.75% 15 Oct 2023	-	440
	Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	-	14,017
	Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	-	4,915
	Hp Enterprise Co Sr Unsecured	4.9% 15 Oct 2025	-	7,307
	Hp Enterprise Co Sr Unsecured 144A	2.1% 4 Oct 2019	-	9,045
	Hsbc Holdings Plc Sr Unsecured	2.65% 5 Jan 2022	-	31,816
	Hsbc Holdings Plc Sr Unsecured	5.1% 5 Apr 2021	-	8,211
	Hsbc Holdings Plc Sr Unsecured	4.292% 12 Sep 2026	-	12,411
	Ing Bank Nv Subordinated 144A	5.8% 25 Sep 2023	-	12,332
	Ing Groep Nv Sr Unsecured	3.15% 29 Mar 2022	-	19,687
	Ing Groep Nv Sr Unsecured	4.1% 2 Oct 2023	-	7,452
	Inter American Devel Bk Sr Unsecured	2.5% 18 Jan 2023	-	28,818
	Intesa Sanpaolo Spa Sr Unsecured 144A	3.875% 12 Jan 2028	-	10,909
	Intl Bk Recon + Develop Sr Unsecured	2% 26 Jan 2022	-	30,185
	Israel Electric Corp Ltd Sr Secured 144A Regs	5% 12 Nov 2024	-	8,867
	Jabil Inc Sr Unsecured	5.625% 15 Dec 2020	-	10,512
	John Deere Owner Trust Jdot 2017 B A3	1.82% 15 Oct 2021	-	7,850
	Jpmbb Commercial Mortgage Secu Jpmbb 2014 C18 A2	2.8785% 15 Feb 2047	-	178
	Jpmbb Commercial Mortgage Secu Jpmbb 2014 C21 A5	3.7748% 15 Aug 2047	-	9,991
	Jpmbb Commercial Mortgage Secu Jpmbb 2015 C32 Asb	3.3582% 15 Nov 2048	-	42,107
	Jpmorgan Chase + Co Sr Unsecured	3.782% 1 Feb 2028	-	8,713
	Jpmorgan Chase + Co Sr Unsecured	3.22% 1 Mar 2025	-	13,172
	Jpmorgan Chase + Co Sr Unsecured	3.514% 18 Jun 2022	-	25,604
	Jpmorgan Chase + Co Sr Unsecured	4.4% 22 Jul 2020	-	10,017
	Jpmorgan Chase + Co Sr Unsecured	2.295% 15 Aug 2021	-	10,104
	Jpmorgan Chase + Co Sr Unsecured	2.295% 15 Aug 2021	-	13,136
	Keurig Dr Pepper Inc Company Guar 144A	4.057% 25 May 2023	-	11,525
	Key Bank Na Sr Unsecured	2.25% 16 Mar 2020	-	8,539
	Key Bank Na Sr Unsecured	3.18% 15 Oct 2027	-	13,920
	Key Bank Na Sr Unsecured	2.5% 22 Nov 2021	-	9,307
	Kinder Morgan Ener Part Company Guar	6.85% 15 Feb 2020	-	22,162
	Kinder Morgan Ener Part Company Guar	4.15% 1 Feb 2024	-	8,211
	Kinder Morgan Ener Part Company Guar	4.15% 1 Mar 2022	-	6,816
	Kinder Morgan Ener Part Company Guar	3.95% 1 Sep 2022	-	12,940
	Kinder Morgan Inc Company Guar	4.3% 1 Jun 2025	-	2,569
	Kla Tencor Corp Sr Unsecured	4.65% 1 Nov 2024	-	11,710
	Kohl S Corporation Sr Unsecured	4.25% 17 Jul 2025	-	11,071
	Kraft Heinz Foods Co Company Guar	3.18813% 10 Feb 2021	-	20,370
	Kraft Heinz Foods Co Company Guar	2.8% 2 Jul 2020	-	17,135
	Kubota Credit Owner Trust Kcot 2018 1A A3 144A	3.1% 15 Aug 2022	-	13,356
	Kubota Credit Owner Trust Kcot 2018 1A A4 144A	3.21% 15 Jan 2025	-	11,317
	Lam Research Corp Sr Unsecured	2.8% 15 Jun 2021	-	4,438
	Lloyds Banking Group Plc Sr Unsecured	4.375% 22 Mar 2028	-	6,714
	Lloyds Banking Group Plc Sr Unsecured	3.1% 6 Jul 2021	-	20,143
	Lloyds Banking Group Plc Sr Unsecured	4.05% 16 Aug 2023	-	13,471
	Lloyds Banking Group Plc Subordinated	4.582% 10 Dec 2025	-	9,641
	Lstar Commercial Mortgage Trus Lnstr 2016 4 A2 144A	2.579% 10 Mar 2049	-	8,641
	Lyondellbasell Ind Nv Sr Unsecured	5% 15 Apr 2019	-	14,480
	Manuf + Traders Trust Co Sr Unsecured	2.625% 25 Jan 2021	-	8,515
	Marathon Petroleum Corp Sr Unsecured	5.125% 1 Mar 2021	-	5,434
	Marriott International Sr Unsecured	4.15% 1 Dec 2023	-	15,042
	Marriott International Sr Unsecured	4.65% 1 Dec 2028	-	14,996
	Marvell Technology Group Sr Unsecured	4.2% 22 Jun 2023	-	5,163
	Massmutual Global Fundin Secured 144A	2.95% 11 Jan 2025	-	11,272
	Mckesson Corp Sr Unsecured	4.75% 30 May 2029	-	25,011
	Medtronic Inc Company Guar	2.5% 15 Mar 2020	-	30,739
	Met Life Glob Funding I Secured 144A	2.65% 8 Apr 2022	-	26,915
	Met Life Glob Funding I Secured 144A	2.65% 8 Apr 2022	-	11,775
	Met Life Glob Funding I Sr Secured 144A	2.4% 8 Jan 2021	-	23,627
	Methanex Corp Sr Unsecured	3.25% 15 Dec 2019	-	3,598
*	Metlife Inc Sr Unsecured	3.048% 15 Dec 2022	-	14,801
	Microchip Technology Inc Sr Secured 144A	3.922% 1 Jun 2021	-	1,883

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

	Mitsubishi Ufj Fin Grp Sr Unsecured	3.85% 1 Mar 2026	-	13,533
	Mitsubishi Ufj Fin Grp Sr Unsecured	3.761% 26 Jul 2023	-	24,450
	Mizuho Bank Ltd Company Guar 144A	2.45% 16 Apr 2019	-	16,543
	Moody S Corporation Sr Unsecured	4.25% 1 Feb 2029	-	21,448
	Morgan Stanley Baml Trust Msbam 2014 C14 A3	3.669% 15 Feb 2047	-	31,604
	Morgan Stanley Baml Trust Msbam 2014 C16 A5	3.892% 15 Jun 2047	-	10,233
	Morgan Stanley Baml Trust Msbam 2015 C22 A4	3.306% 15 Apr 2048	-	9,209
	Morgan Stanley Sr Unsecured	3.649% 20 Jan 2022	-	8,602
	Morgan Stanley Sr Unsecured	3.41413% 14 Feb 2020	-	27,618
	Morgan Stanley Sr Unsecured	5.5% 28 Jul 2021	-	11,288
	Morgan Stanley Sr Unsecured	2.625% 17 Nov 2021	-	33,863
	Morgan Stanley Subordinated	4.35% 8 Sep 2026	-	29,892
	Mylan Nv Company Guar	3.15% 15 Jun 2021	-	13,336
	Nabors Industries Inc Company Guar	5.5% 15 Jan 2023	-	8,960
	National Australia	3.7% 4 Nov 2021	-	27,007
	National Rural Util Coop Sr Unsecured	1.5% 1 Nov 2019	-	8,517
	Nevada Power Co Genl Ref Mor	2.75% 15 Apr 2020	-	35,821
	New York Life Global Fdg Secured 144A	1.95% 11 Feb 2020	-	7,713
	Niagara Mohawk Power Sr Unsecured 144A	4.278% 15 Dec 2028	-	12,496
	Noble Energy Inc Sr Unsecured	3.9% 15 Nov 2024	-	8,327
	Noble Energy Inc Sr Unsecured	4.15% 15 Dec 2021	-	3,954
	Nordea Bank Abp Sr Unsecured 144A	2.5% 17 Sep 2020	-	32,001
	Office Ppty Income Trst Sr Unsecured	4.25% 15 May 2024	-	7,152
	Omega Hlthcare Investors Company Guar	4.5% 15 Jan 2025	-	2,550
	Oracle Corp Sr Unsecured	1.9% 15 Sep 2021	-	25,120
	Orix Corp Sr Unsecured	3.25% 4 Dec 2024	-	10,704
	Oscar Us Funding Trust Oscar 2017 2A A3 144A	2.45% 10 Dec 2021	-	2,390
	Oscar Us Funding Trust Oscar 2017 2A A4 144A	2.76% 10 Dec 2024	-	3,062
	Oscar Us Funding Trust Oscar 2018 2A A4 144A	3.63% 10 Sep 2025	-	17,434
	Paccar Financial Corp Sr Unsecured	2.25% 25 Feb 2021	-	28,760
	Paccar Financial Corp Sr Unsecured	1.2% 12 Aug 2019	-	4,951
	Pacific Gas + Electric Sr Unsecured	3.5% 15 Jun 2025	-	7,840
	Penske Truck Leasing/PTL Sr Unsecured 144A	4.125% 1 Aug 2023	-	15,163
	Petroleos Mexicanos Company Guar	6.5% 23 Jan 2029	-	2,962
	Plains All Amer Pipeline Sr Unsecured	3.6% 1 Nov 2024	-	10,611
	Pnc Bank Na Sr Unsecured	2.6% 21 Jul 2020	-	8,555
	Pnc Financial Services Sr Unsecured	3.3% 8 Mar 2022	-	14,639
*	Prudential Financial Inc Sr Unsecured	4.5% 15 Nov 2020	-	10,028
	Ralph Lauren Corp Sr Unsecured	3.75% 15 Sep 2025	-	25,491
	Retl Retl 2018 Rvp A 144A	3.55513% 15 Mar 2033	-	4,053
	Reynolds American Inc Company Guar	6.875% 1 May 2020	-	4,670
	Reynolds American Inc Company Guar	8.125% 23 Jun 2019	-	20,603
	Reynolds American Inc Company Guar	4% 12 Jun 2022	-	14,616
	Royal Bk Scotlnd Grp Plc Sr Unsecured	5.076% 27 Jan 2030	-	8,655
	Royal Bk Scotlnd Grp Plc Subordinated	5.125% 28 May 2024	-	9,740
	Ryder System Inc Sr Unsecured	3.875% 1 Dec 2023	-	15,901
	S+P Global Inc Company Guar	4.4% 15 Feb 2026	-	10,258
	S+P Global Inc Company Guar	3.3% 14 Aug 2020	-	6,745
	Santander Drive Auto Receivabl Sdart 2018 1 A3	2.32% 16 Aug 2021	-	7,228
	Santander Holdings Usa Sr Unsecured	3.7% 28 Mar 2022	-	13,392
	Santander Holdings Usa Sr Unsecured	4.4% 13 Jul 2027	-	12,739
	Santander Uk Group Hldgs Sr Unsecured	4.796% 15 Nov 2024	-	26,223
	Schlumberger Hldgs Corp Sr Unsecured 144A	3% 21 Dec 2020	-	13,860
	Seagate Hdd Cayman Company Guar	4.875% 1 Mar 2024	-	5,181
	Sempra Energy Sr Unsecured	2.9% 1 Feb 2023	-	4,528
	Sigma Alimentos Sa Sr Unsecured 144A	4.125% 2 May 2026	-	8,059
	Spectra Energy Partners Company Guar	3.5% 15 Mar 2025	-	15,324
	Starwood Retail Property Trust Srpt 2014 Star A 144A	3.67513% 15 Nov 2027	-	15,206
	Starwood Retail Property Trust Srpt 2014 Star A 144A	3.67513% 15 Nov 2027	-	5,474
	Sumitomo Mitsui Finl Grp Sr Unsecured	2.784% 12 Jul 2022	-	13,455
	Suntrust Bank Sr Unsecured	2.45% 1 Aug 2022	-	17,972
	Suntrust Bank Sr Unsecured	4.05% 3 Nov 2025	-	6,670
	Suntrust Banks Inc Sr Unsecured	4% 1 May 2025	-	6,234

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

Synchrony Credit Card Master N Gemnt 2012 2 A	2.22% 15 Jan 2022	-	19,290
Synchrony Credit Card Master N Gemnt 2012 7 A	1.76% 15 Sep 2022	-	49,449
Synchrony Financial Sr Unsecured	4.5% 23 Jul 2025	-	9,287
Sysco Corporation Company Guar	3.55% 15 Mar 2025	-	9,179
Telefonica Emisiones Sau Company Guar	5.462% 16 Feb 2021	-	5,903
Thermo Fisher Scientific Sr Unsecured	2.95% 19 Sep 2026	-	13,062
Time Warner Cable Llc Sr Secured	5% 1 Feb 2020	-	4,201
Timken Co Sr Unsecured	4.5% 15 Dec 2028	-	7,987
Toronto Dominion Bank Sr Unsecured	3.25% 11 Jun 2021	-	25,651
Total System Services In Sr Unsecured	4% 1 Jun 2023	-	5,687
Transcanada Pipelines Sr Unsecured	9.875% 1 Jan 2021	-	11,936
Trimble Inc Sr Unsecured	4.15% 15 Jun 2023	-	1,388
Tyson Foods Inc Company Guar	2.65% 15 Aug 2019	-	3,056
Ubs Barclays Commercial Mortga Ubsbb 2013 C6 A4	3.2443% 10 Apr 2046	-	22,831
Ubs Commercial Mortgage Trust Ubscm 2018 C8 A4	3.983% 15 Feb 2051	-	7,742
Ubs Commercial Mortgage Trust Ubscm 2018 C9 A4	4.117% 15 Mar 2051	-	17,772
Ubs Group Funding Switze Company Guar 144A	4.125% 24 Sep 2025	-	6,982
United Technologies Corp Sr Unsecured	3.95% 16 Aug 2025	-	7,741
United Technologies Corp Sr Unsecured	1.95% 1 Nov 2021	-	25,186
Unitedhealth Group Inc Sr Unsecured	3.5% 15 Feb 2024	-	22,062
Unitedhealth Group Inc Sr Unsecured	2.125% 15 Mar 2021	-	26,534
Us Bancorp Sr Unsecured	2.625% 24 Jan 2022	-	30,597
Us Bank Na Cincinnati Sr Unsecured	3.15% 26 Apr 2021	-	17,104
Vale Overseas Limited Company Guar	6.25% 10 Aug 2026	-	10,067
Valero Energy Corp Sr Unsecured	6.125% 1 Feb 2020	-	9,344
Verizon Communications Sr Unsecured	1.75% 15 Aug 2021	-	8,334
Verizon Owner Trust Vzot 2017 3A A1A 144A	2.06% 20 Apr 2022	-	24,898
Verizon Owner Trust Vzot 2018 1A A1A 144A	2.82% 20 Sep 2022	-	22,719
Verizon Owner Trust Vzot 2018 A A1A	3.23% 20 Apr 2023	-	24,313
Visa Inc Sr Unsecured	2.2% 14 Dec 2020	-	33,635
Vodafone Group Plc Sr Unsecured	3.75% 16 Jan 2024	-	4,015
Vodafone Group Plc Sr Unsecured	4.125% 30 May 2025	-	8,833
Vodafone Group Plc Sr Unsecured	4.125% 30 May 2025	-	2,046
Volkswagen Group America Company Guar 144A	4.25% 13 Nov 2023	-	25,508
Wabtec Corp Company Guar	3.83819% 15 Sep 2021	-	5,179
Wabtec Corp Company Guar	4.7% 15 Sep 2028	-	13,922
Waldorf Astoria Boca Raton Tru Wabr 2016 Boca A 144A	3.80513% 15 Jun 2029	-	18,054
Warner Media Llc Company Guar	4.75% 29 Mar 2021	-	14,511
Warner Media Llc Company Guar	3.55% 1 Jun 2024	-	9,158
Warner Media Llc Company Guar	3.6% 15 Jul 2025	-	10,790
Warner Media Llc Company Guar	4.05% 15 Dec 2023	-	24,826
Waste Management Inc Company Guar	4.6% 1 Mar 2021	-	14,058
Waste Management Inc Company Guar	4.75% 30 Jun 2020	-	14,837
Wells Fargo + Company Sr Unsecured	3.069% 24 Jan 2023	-	10,456
Wells Fargo + Company Sr Unsecured	2.6% 22 Jul 2020	-	27,350
Wells Fargo Bank Na Sr Unsecured	3.625% 22 Oct 2021	-	25,003
Wells Fargo Commercial Mortgag Wfcm 2017 Rc1 A2	3.118% 15 Jan 2060	-	41,342
Welltower Inc Sr Unsecured	5.25% 15 Jan 2022	-	14,714
Welltower Inc Sr Unsecured	4% 1 Jun 2025	-	13,867
Western Midstream Operat Sr Unsecured	4.5% 1 Mar 2028	-	3,065
Western Midstream Operat Sr Unsecured	4.75% 15 Aug 2028	-	1,972
Western Union Co/The Sr Unsecured	4.25% 9 Jun 2023	-	13,026
Westpac Banking Corp Sr Unsecured	2.8% 11 Jan 2022	-	5,590
Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C19 A3	3.66% 15 Mar 2047	-	21,761
Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C19 A5	4.101% 15 Mar 2047	-	12,313
Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C24 A5	3.607% 15 Nov 2047	-	26,269
Wheels Spv Llc Whls 2016 1A A3 144A	1.87% 20 May 2025	-	14,248
Williams Companies Inc Sr Unsecured	3.9% 15 Jan 2025	-	9,559
Williams Companies Inc Sr Unsecured	3.6% 15 Mar 2022	-	8,299
Williams Companies Inc Sr Unsecured	4% 15 Nov 2021	-	11,783
World Financial Network Credit Wfnmt 2017 B A	1.98% 15 Jun 2023	-	9,943
World Financial Network Credit Wfnmt 2017 C A	2.31% 15 Aug 2024	-	26,210
World Financial Network Credit Wfnmt 2018 A A	3.07% 16 Dec 2024	-	12,736

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2018

	World Financial Network Credit Wfnmt 2018 A A	3.07% 16 Dec 2024	-	51,633
	Wrkco Inc Company Guar 144A	3.75% 15 Mar 2025	-	18,461
	Yamana Gold Inc Company Guar	4.95% 15 Jul 2024	-	5,437
	Zimmer Biomet Holdings Sr Unsecured	2.7% 1 Apr 2020	-	5,060
	Zoetis Inc Sr Unsecured	3.45% 13 Nov 2020	-	4,569
	Corporate and Other Obligations		-	5,923,929
	Separate Investment Contract:
*	Metropolitan Life Insurance Company	Separate Investment Account	-	4,584,574
	Benefit Resource Interest Rate Wrapper Contracts:
*	Metropolitan Life Insurance Company		-	(2,744)
*	Prudential Financial Inc		-	(2,164)
*	Transamerica Inc		-	(4,580)
	Benefit Resource Interest Rate Wrapper Contracts		-	(9,488)
	Synthetic Guaranteed Investment Contracts at Fair Value		-	19,451,592
	Adjustment to Contract Value		-	120,086
	Synthetic Guaranteed Investment Contracts at Contract Value		-	19,571,678
	Common-collective Trusts:
*	Northern Trust Domestic Mid Cap	Common-collective Trusts	-	663,235
*	SSgA Emerging Markets Equity	Common-collective Trusts	-	273,963
*	State Street S&P 500 Index Non-Lending Series Fund	Common-collective Trusts	-	8,414,970
*	State Street International Index Non-Lending Series Fund	Common-collective Trusts	-	1,952,230
*	State Street Russell Small Cap Index Non-Lending Series Fund	Common-collective Trusts	-	2,577,412
*	Vanguard Target Retirement Income	Common-collective Trusts	-	205,370
*	Vanguard Target Retirement 2015	Common-collective Trusts	-	359,529
*	Vanguard Target Retirement 2020	Common-collective Trusts	-	942,834
*	Vanguard Target Retirement 2025	Common-collective Trusts	-	1,643,729
*	Vanguard Target Retirement 2030	Common-collective Trusts	-	1,890,121
*	Vanguard Target Retirement 2035	Common-collective Trusts	-	1,475,720
*	Vanguard Target Retirement 2040	Common-collective Trusts	-	2,312,885
*	Vanguard Target Retirement 2045	Common-collective Trusts	-	1,304,027
*	Vanguard Target Retirement 2050	Common-collective Trusts	-	1,761,141
*	Vanguard Target Retirement 2055	Common-collective Trusts	-	121,887
	Comingled Investments		-	25,899,053
*	Participant Loans	Interest rates range from 4.25% to 6.25%	-	3,166,251
	Collateral Held on Loaned Securities
*	SSgA Quality D Short-term Investment Fund		-	198,441
	Total Investments		-	$62,135,501

*	Party-in-interest
**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
(1)	Cost information not required for participant-directed investment.

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER HEALTHCARE of PUERTO RICO SAVINGS AND INVESTMENT PLAN

Date: June 28, 2019	By:	/s/ James K. Saccaro
James K. Saccaro
Member of the Administrative Committee